Exhibit 99.1

AIRNET TECHNOLOGY INC.
NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 3, 2025

Notice is hereby given that AirNet Technology Inc., a Cayman Islands exempted company (the “Company”), will hold its Extraordinary General Meeting of shareholders at 10:00PM., Eastern Time, on September 3, 2025 (the “Extraordinary Meeting”) at ROOM 1101, 11/F., CAPITAL CENTRE, 151 GLOUCESTER ROAD, WANCHAI, HONG KONG., to consider and, if thought fit, to pass, the following resolutions:

1.	As an ordinary resolution, to approve an amendment of the share capital of the Company (the “Share Capital Amendment”) from US$1,000,000 divided into: (i) 900,000,000 ordinary shares of a par value of US$0.001 each (“Ordinary Shares”); and (ii) 100,000,000 preferred shares of a par value of US$0.001 each (“Preferred Shares”) to US$1,000,000 divided into: (i) 900,000,000 Class A Ordinary Shares of a par value of US$0.001 each (“Class A Shares”); and (ii) 100,000,000 Class B Ordinary shares of a par value of US$0.001 each (“Class B Shares”), in each case having the rights and subject to the restrictions set out in the Amended M&A (hereinafter defined) by:

a)	all issued Ordinary Shares (being 31,195,477 Ordinary Shares) be re-designated as Class A Shares;

b)	868,804,523 authorized but unissued Ordinary Shares be re-designated as Class A Share; and

c)	100,000,000 authorized but unissued Preferred Shares be re-designated as Class B Shares.

2.	Subject to the approval and implementation of the Share Capital Amendment, as an ordinary resolution, to authorize the Company’s board of directors (the “Board”) to effect a reverse share split (the “Reverse Share Split” and share consolidation (the “Share Consolidation”) (the Reverse Share Split and Share Consolidation, the “Reverse Share Split and Share Consolidation”), of the Company’s authorized and issued share capital, at a ratio of up to one-for-one hundred, but in any case at a ratio of not less than one-for-five (the “Approved Consolidation Ratio”), at a date to be determined by the Board, with the exact ratios to be set at a whole number within this range, as determined by the Board in its sole discretion, such that the number of authorized and issued Class A Ordinary Shares and Class B Ordinary Shares is decreased by the Approved Consolidation Ratio, with the par value per Class A Ordinary Share and Class B Ordinary Share increased by the Approved Consolidation Ratio. Such Reverse Share Split and Share Consolidation to be effected, at the specific Approved Consolidation Ratio (subject to the above maximum), as to be determined by the Board, and in order to effect the Reverse Share Split and Share Consolidation and subject to adjustment pending the Board’s determination of the precise Approved Consolidation Ratio of the Reverse Share Split and Share Consolidation, the authorized share capital of the Company shall be altered from US$1,000,000 divided into (i) 900,000,000 Class A Ordinary Shares of a par value of US$0.001 each, and (ii) 100,000,000 Class B Ordinary Shares of a par value of US$0.001 each, to US$1,000,000 divided into (i) as low as 9,000,000 Class A Ordinary Shares of a par value of US$0.1 each and 1,000,000 Class B Ordinary Shares of a par value of US$0.1 each (the “Reverse Share Split and Share Consolidation Proposal”); authorization of the Reverse Share Split and Share Consolidation Proposal to be approved as an ordinary resolution.

3.	As a special resolution, to approve that the Company’s name be changed from “AirNet Technology Inc.” to “Yueda Digital Holding” (the “Name Change Proposal”)

4.	Subject to the approval of Resolutions 1, 2 and 3, as a special resolution, the second amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place the third amended and restated memorandum and articles of association of the Company (the “Amended M&A”) annexed hereto.

5.	As an ordinary resolution, to approve the proposed sale of our subsidiaries, Broad Cosmos Enterprises Ltd., a British Virgin Islands company (“Broad Cosmos”), Air Net International Limited, a British Virgin Islands company (“Air Net International”), Air Net (China) Limited, a Hong Kong company (“Air Net China”), Shenzhen Yuehang Information Technology Co., Ltd., a PRC company (“Shenzhen Yuehang”), Xian Shengshi Dinghong Information Technology Co., Ltd., a PRC company (“Xian Shengshi”), Yuehang Chuangyi Technology (Beijing) Co., Ltd., a PRC company (“Yuehang Chuangyi”, together with Broad Cosmos, Air Net International, Air Net China, Shenzhen Yuehang, Xian Shengshi, the “Targets”), to AR iCapital LLP, a Singaporean company, in exchange for nominal cash consideration of $1 (the “Consideration”) (the “Transaction” or “Transaction Proposal”).

6.	As an ordinary resolution, to approve and adopt the Company’s 2025 Equity Incentive Plan (the “2025 Plan”) and all transactions contemplated thereunder, including the reservation and issuance of shares.

Only holders of Ordinary Shares of the Company (“Ordinary Shares”) registered in the register of members at the close of business on August 13, 2025, New York time (the “Record Date”), can vote at the Extraordinary Meeting or at any adjournment that may take place.

We cordially invite all holders of Ordinary Shares to attend the Extraordinary Meeting in person. However, holders of Ordinary Shares entitled to attend and vote are entitled to appoint a proxy to attend and vote instead of such holders. A proxy need not be a shareholder of the Company. If you are a holder of Ordinary Shares and whether or not you expect to attend the Extraordinary Meeting in person, please mark, date, sign and return the enclosed form of proxy as promptly as possible to ensure your representation and the presence of a quorum at the Extraordinary Meeting.  If you send in your form of proxy and then decide to attend the Extraordinary Meeting to vote your Ordinary Shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. The enclosed form of proxy is to be delivered to the attention of Ms. Dan Shao, 7545 Irvine Center Drive Suite 200 Irvine, CA 92618 and must arrive no later than the time for holding the Extraordinary Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s annual report on Form 20-F, from the Company’s website at https://ir.airnetgroup.cn/ or by submitting a request to Penny Pei at penny@ihangmei.com.

By Order of the Board of Directors,

/s/ Dan Shao
Dan Shao
Chief Executive Officer
Date: August 20, 2025

AIRNET TECHNOLOGY INC.

PROXY STATEMENT

GENERAL

The board of directors (the “Board”) of AirNet Technology Inc., a Cayman Islands exempted company (the “Company”), is soliciting proxies for the Extraordinary General Meeting to be held on September 3, 2025 at 10:00PM., Eastern Time, or at any adjournment thereof (the “Extraordinary Meeting”).  The Extraordinary Meeting will be held at ROOM 1101, 11/F., CAPITAL CENTRE, 151 GLOUCESTER ROAD, WANCHAI, HONG KONG.

RECORD DATE, SHARE OWNERSHIP AND QUORUM

Record holders Ordinary Shares (“Ordinary Shares”) as of the close of business on August 13, 2025, New York time, are entitled to vote at the Extraordinary Meeting.  As of August 13, 2025, 31,195,477 of our Ordinary Shares, par value US$0.001 per share, were issued and outstanding.

A quorum for the Extraordinary Meeting is the holders of one-third of Ordinary Shares being individuals present in person or by proxy or, if a corporation, company or other non-natural person, by its duly authorized representative, or proxy.

PROPOSALS TO BE VOTED ON

1.	As an ordinary resolution, to approve an amendment of the share capital of the Company (the “Share Capital Amendment”) from US$1,000,000 divided into: (i) 900,000,000 ordinary shares of a par value of US$0.001 each (“Ordinary Shares”); and (ii) 100,000,000 preferred shares of a par value of US$0.001 each (“Preferred Shares”) to US$1,000,000 divided into: (i) 900,000,000 Class A Ordinary Shares of a par value of US$0.001 each (“Class A Shares”); and (ii) 100,000,000 Class B Ordinary shares of a par value of US$0.001 each (“Class B Shares”), in each case having the rights and subject to the restrictions set out in the Amended M&A (hereinafter defined) by:

a)	all issued Ordinary Shares (being 31,195,477 Ordinary Shares) be re-designated as Class A Shares;

b)	868,804,523 authorized but unissued Ordinary Shares be re-designated as Class A Share; and

c)	100,000,000 authorized but unissued Preferred Shares be re-designated as Class B Shares.

2.	Subject to the approval and implementation of the Share Capital Amendment, as an ordinary resolution, to authorize the Company’s board of directors (the “Board”) to effect a reverse share split (the “Reverse Share Split” and share consolidation (the “Share Consolidation”) (the Reverse Share Split and Share Consolidation, the “Reverse Share Split and Share Consolidation”), of the Company’s authorized and issued share capital, at a ratio of up to one-for-one hundred, but in any case at a ratio of not less than one-for-five (the “Approved Consolidation Ratio”), at a date to be determined by the Board, with the exact ratios to be set at a whole number within this range, as determined by the Board in its sole discretion, such that the number of authorized and issued Class A Ordinary Shares and Class B Ordinary Shares is decreased by the Approved Consolidation Ratio, with the par value per Class A Ordinary Share and Class B Ordinary Share increased by the Approved Consolidation Ratio. Such Reverse Share Split and Share Consolidation to be effected, at the specific Approved Consolidation Ratio (subject to the above maximum), as to be determined by the Board, and in order to effect the Reverse Share Split and Share Consolidation and subject to adjustment pending the Board’s determination of the precise Approved Consolidation Ratio of the Reverse Share Split and Share Consolidation, the authorized share capital of the Company shall be altered from US$1,000,000 divided into (i) 900,000,000 Class A Ordinary Shares of a par value of US$0.001 each, and (ii) 100,000,000 Class B Ordinary Shares of a par value of US$0.001 each, to US$1,000,000 divided into (i) as low as 9,000,000 Class A Ordinary Shares of a par value of US$0.1 each and 1,000,000 Class B Ordinary Shares of a par value of US$0.1 each (the “Reverse Share Split and Share Consolidation Proposal”); authorization of the Reverse Share Split and Share Consolidation Proposal to be approved as an ordinary resolution.

3.	As a special resolution, to approve that the Company’s name be changed from “AirNet Technology Inc.” to “Yueda Digital Holding” (the “Name Change Proposal”)

4.	Subject to the approval of Resolutions 1, 2 and 3, as a special resolution, the second amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place the third amended and restated memorandum and articles of association of the Company (the “Amended M&A”) annexed hereto.

5.	As an ordinary resolution, to approve the proposed sale of our subsidiaries, Broad Cosmos Enterprises Ltd., a British Virgin Islands company (“Broad Cosmos”), Air Net International Limited, a British Virgin Islands company (“Air Net International”), Air Net (China) Limited, a Hong Kong company (“Air Net China”), Shenzhen Yuehang Information Technology Co., Ltd., a PRC company (“Shenzhen Yuehang”), Xian Shengshi Dinghong Information Technology Co., Ltd., a PRC company (“Xian Shengshi”), Yuehang Chuangyi Technology (Beijing) Co., Ltd., a PRC company (“Yuehang Chuangyi”, together with Broad Cosmos, Air Net International, Air Net China, Shenzhen Yuehang, Xian Shengshi, the “Targets”), to AR iCapital LLP, a Singaporean company, in exchange for nominal cash consideration of $1 (the “Consideration”) (the “Transaction” or “Transaction Proposal”).

6.	As an ordinary resolution, to approve and adopt the Company’s 2025 Equity Incentive Plan (the “2025 Plan”) and all transactions contemplated thereunder, including the reservation and issuance of shares.

The Board of Directors recommends a vote “FOR” each proposal from Proposals No. 1-6.

VOTING AND SOLICITATION

Each Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at the Extraordinary Meeting.

At the Extraordinary Meeting, every holder of Ordinary Shares present in person or by proxy may vote the fully paid Ordinary Shares held by such holder of Ordinary Shares. A resolution put to the vote of a meeting shall be decided on a poll.  The approval of each of the Share Capital Amendment, Reverse Share Split and Share Consolidation Proposal, Transaction Proposal and 2025 Plan requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of at least a majority of the Ordinary Shares who, being present (in person or by proxy) and entitled to vote at the Extraordinary Meeting, vote at the Extraordinary Meeting. The approval of each of the Name Change Proposal and Amended M&A requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two thirds of the Ordinary Shares who, being present (in person or by proxy) and entitled to vote at the Extraordinary Meeting, vote at the Extraordinary Meeting. In computing the majority, regard shall be had to the number of votes to which each holder of Ordinary Shares is entitled.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail.  Copies of solicitation materials will be furnished to banks, brokers, fiduciaries and custodians holding in their names our Ordinary Shares beneficially owned by others to forward to those beneficial owners.

VOTING BY HOLDERS OF ORDINARY SHARES

Holders of Ordinary Shares whose shares are registered in their own names may vote by attending the Extraordinary Meeting in person or by completing, dating, signing and returning the enclosed form of proxy to the attention of Ms. Dan Shao, 7545 Irvine Center Drive Suite 200 Irvine, CA 92618, and must arrive no later than the time for holding the Extraordinary Meeting or any adjournment thereof.

When proxies are properly completed, dated, signed and returned by holders of Ordinary Shares, the Ordinary Shares they represent, unless the proxies are revoked, will be voted at the Extraordinary Meeting in accordance with the instructions of the shareholder.  If no specific instructions are given by such holders, the Ordinary Shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the Extraordinary Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Extraordinary Meeting.

Please refer to this proxy statement for information related to the proposals.

REVOCABILITY OF PROXIES

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold Ordinary Shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of AirNet Technology Inc., if you hold our Ordinary Shares.

ANNUAL REPORT TO SHAREHOLDERS

The Company makes available its annual report to shareholders through the Company’s website. The 2024 Annual Report for the year ended December 31, 2024 (the “2024 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. You may obtain a copy of our 2024 Annual Report by visiting the “Annual Reports” heading under the “Financials” section of the Company’s website at https://ir.airnetgroup.cn/. If you want to receive a paper or email copy of the Company’s 2024 Annual Report, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at ir@ihangmei.com.

PROPOSAL 1

TO APPROVE THE SHARE CAPITAL AMENDMENT

Proposed Amendment of Share Capital

Assuming the approval of the Share Consolidation, the Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, as an ordinary resolution an alteration to the share capital of the Company by:

(i)	all issued Ordinary Shares (being 31,195,477 Ordinary Shares) be re-designated as Class A Shares;

(ii)	868,804,523 authorized but unissued Ordinary Shares be re-designated as Class A Shares; and

(iii)	100,000,000 authorized but unissued Preferred Shares be re-designated as Class B Shares.

Following the Share Capital Amendment, each Class A Ordinary Share would be entitled to one (1) vote and each Class B Ordinary Share would be entitled to twenty (20) votes on all matters subject to vote at general meetings of the Company and with such other rights, preferences and privileges as set forth in the Amended M&A.

Potential Adverse Effects of Amendment

The proposed change will not affect in any way the validity or transferability of share certificates outstanding, the capital structure of the Company or the trading of the Company’s Ordinary Shares on the NASDAQ Capital Market. If the amendment is passed by our shareholders, it will not be necessary for shareholders to surrender their existing share certificates. Instead, when certificates are presented for transfer, new certificates representing Class A Ordinary Share or Class B Ordinary Share, as the case may be, will be issued.

Future issuances of Class B Ordinary Shares or securities convertible into Class B Ordinary Shares could have a dilutive effect on our earnings per share, book value per share and the voting power and interest of current holders of Ordinary Shares and Preferred Shares which will be converted into the Class A Ordinary Shares on a 1:1 basis. In addition, the availability of additional Class A Ordinary Shares for issuance could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. The Board is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Board from taking any such actions that it deems to be consistent with its fiduciary duties.

Effectiveness of Amendment

If the proposed amendment is adopted, it will become effective upon the approval of the shareholders meeting.

Full Text of the Resolution

“As an ordinary resolution, to approve an amendment of the share capital of the Company (the “Share Capital Amendment”) From US$1,000,000 divided into: (i) 900,000,000 ordinary shares of a par value of US$0.001 each (“Ordinary Shares”); and (ii) 100,000,000 Preferred Shares of a par value of US$0.001 each (“Preferred Shares”) to US$1,000,000 divided into: (i) 900,000,000 Class A Ordinary Shares of a par value of US$0.001 each (“Class A Shares”); and (ii) 100,000,000 Class B Ordinary shares of a par value of US$0.001 each (“Class B Shares”), in each case having the rights and subject to the restrictions set out in the Amended M&A (hereinafter defined) by:

a)	all issued Ordinary Shares (being 31,195,477 Ordinary Shares) be re-designated as Class A Shares;

b)	868,804,523 authorized but unissued Ordinary Shares be re-designated as Class A Shares; and

c)	100,000,000 authorized but unissued Preferred Shares be re-designated as a Class B Shares.”

Vote Required and Board Recommendation

If a quorum is present, the approval of the Share Capital Amendment requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of at least a majority of the Ordinary Shares, who, being present (either in person or by proxy) and entitled to vote at the Extraordinary Meeting, vote at the Extraordinary Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Extraordinary Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1, TO APPROVE THE SHARE CAPITAL AMENDMENT AS DESCRIBED IN THIS PROPOSAL 1

PROPOSAL 2

REVERSE SHARE SPLIT AND SHARE CONSOLIDATION PROPOSAL

Proposed Reverse Share Split and Share Consolidation

The Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, as an ordinary resolution, a Reverse Share Split and Share Consolidation of the Company’s ordinary shares at a specific ratio, of up to one-for-one hundred, but in any case at a ratio of not less than one-for-five, on the effective date, in each case, as to be determined by the Board.

The Reverse Share Split and Share Consolidation will be implemented simultaneously for all Class A ordinary shares, US$0.001 par value each, of the company (the “Class A Ordinary Shares”) and Class B ordinary shares, US$0.001 par value each, of the company (the “Class B Ordinary Shares”, together with “Class A Ordinary Shares”, the “Ordinary Shares”) such that the number of authorized and issued Class A Ordinary Shares and Class B Ordinary Shares is decreased by the Approved Consolidation Ratio, with the par value per Class A Ordinary Share and Class B Ordinary Share increased by the Approved Consolidation Ratio. Such Reverse Share Split and Share Consolidation to be effected, at the specific Approved Consolidation Ratio (subject to the above maximum), as to be determined by the Board, and in order to effect the Reverse Share Split and Share Consolidation and subject to adjustment pending the Board’s determination of the precise Approved Consolidation Ratio of the Reverse Share Split and Share Consolidation, the authorized share capital of the Company shall be altered from US$1,000,000 divided into (i) 900,000,000 Class A Ordinary Shares of a par value of US$0.001 each, and (ii) 100,000,000 Class B Ordinary Shares of a par value of US$0.001 each, to US$1,000,000 divided into (i) as low as 9,000,000 Class A Ordinary Shares of a par value of US$0.1 each and 1,000,000 Class B Ordinary Shares of a par value of US$0.1 each.

The Reverse Share Split and Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Registration and Trading of our Ordinary Shares

The Reverse Share Split and Share Consolidation will not affect our obligation to publicly file financial and other information with the U.S. Securities and Exchange Commission (the “SEC”). In connection with the Reverse Share Split and Share Consolidation, our CUSIP number (which is an identifier used by participants in the securities industry to identify our Class A Ordinary Shares) will change.

Fractional Shares

No fractional ordinary shares will be issued to any shareholders in connection with the Reverse Share Split and Share Consolidation. Each shareholder will be entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the Reverse Share Split and Share Consolidation.

Reasons for the Reverse Share Split and Share Consolidation

The Board deems it is of the best interests of the Company and its shareholders to complete a Reverse Share Split and Share Consolidation so that it will be able to continue to meet the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2).

In addition, the Board also believes that the increased market price of our Class A Ordinary Shares expected as a result of implementing the Reverse Share Split and Share Consolidation could improve the marketability and liquidity of our Class A Ordinary Shares and may encourage interest and trading in our Class A ordinary shares. The Reverse Share Split and Share Consolidation, if effected, could allow a broader range of institutions to invest in our Class A Ordinary Shares (namely, funds that are prohibited from buying stock whose price is below a certain threshold), potentially increasing the trading volume and liquidity of our Class A Ordinary Shares. The Reverse Share Split and Share Consolidation could help increase analyst and broker interest in the Class A Ordinary Shares, as their policies can discourage them from following or recommending companies with low stock prices. Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may make the processing of trades in low-priced stocks economically unattractive to brokers. Additionally, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, a low average price per share of our Class A Ordinary Shares can result in individual shareholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were higher.

Determination of the Ratio for the Reverse Share Split and Share Consolidation

If Proposal No. 2 is approved by the Company’s shareholders, the Board will have the discretion to determine whether it is in the best interests of the Company and its shareholders to move forward with the Reverse Share Split and Share Consolidation. If the Board decides to proceed with the Reverse Share Split and Share Consolidation, the Approved Consolidation Ratio will be determined by the Board, in its sole discretion. However, the Approved Consolidation Ratio will not be less than a ratio of one-for-five (1:5) or exceed a ratio of one-for-one hundred (1:100). In determining which Approved Consolidation Ratio to use, the Board will consider numerous factors, including the historical and projected performance of our Ordinary Shares, the effect of the Approved Consolidation Ratio on our compliance with other Nasdaq listing requirements, prevailing market conditions and general economic trends, and will place emphasis on the expected closing price of our Class A Ordinary Shares in the period following the effectiveness of the Share Consolidation. The Board will also consider the impact of the Approved Consolidation Ratios on investor interest. The purpose of selecting a range is to give the Board the flexibility to meet business needs as they arise, to take advantage of favorable opportunities and to respond to a changing corporate environment. Based on the number of shares of Class A Ordinary Shares and Class B Ordinary Shares issued and outstanding immediately following the approval of Proposal No. 1, after completion of the Reverse Share Split and Share Consolidation, we will have between approximately 311,955 and approximately 6,239,095 Class A Ordinary Shares issued and outstanding and between approximately 0 and approximately 0 Class B Ordinary Shares issued and outstanding, depending on the Approved Consolidation Ratio selected by the Board.

The following table contains approximate number of issued and outstanding shares of Class A Ordinary Shares and Class B Ordinary Shares without giving effect to any adjustments for fractional shares of ordinary shares or the issuance of any derivative securities, assuming the approval of Proposal No. 1.

	Shares of Stock Outstanding
	Before Reverse Share Split and Share Consolidation	Post Reverse Share Split and Share Consolidation Ratio of 1 to 5	Post Reverse Share Split and Share Consolidation Ratio of 1 to 50	Post Reverse Share Split and Share Consolidation Ratio of 1 to 100
Class A Ordinary Shares	31,195,477	6,239,095	623,910	311,955
Class B Ordinary Share	0	0	0	0

Risks Associated with the Reverse Share Split and Share Consolidation

We cannot predict whether the Reverse Share Split and Share Consolidation will increase the market price for our Class A Ordinary Shares. The history of similar share consolidations for companies in like circumstances is varied, and the market price of our Class A Ordinary Shares will also be based on our performance and other factors, some of which are unrelated to the number of shares outstanding. Further, there are a number of risks associated with the Reverse Share Split and Share Consolidation, including:

(a)	A reverse share split and share consolidation may leave certain shareholders with one or more “odd lots,” which are share holdings in amounts of less than 60 shares of our Class A Ordinary Shares. These odd lots may be more difficult to sell than shares of our Class A Ordinary Shares in even multiples of 60.

(b)	The authorized but unissued shares of our Ordinary Shares could be issued by the Board without further shareholder approval, which could result in dilution to the current holders of our Ordinary Shares.

Book-Entry Shares

If the Reverse Share Split and Share Consolidation is effected, shareholders who hold uncertificated shares (i.e., shares held in book-entry form and not represented by a physical share certificate), either as direct or beneficial owners, will have their holdings electronically adjusted automatically by our transfer agent (and, for beneficial owners, by their brokers or banks that hold in “street name” for their benefit, as the case may be) to give effect to the Reverse Share Split and Share Consolidation. Shareholders who hold uncertificated shares as direct owners will be sent a statement of holding from our transfer agent that indicates the number of post-Reverse Share Split and Share Consolidation Ordinary Shares owned in book-entry form.

Certificated Shares

As soon as practicable after the effective time of the Reverse Share Split and Share Consolidation, shareholders will be notified that the Reverse Share Split and Share Consolidation has been effected. We expect that our transfer agent will act as exchange agent for purposes of implementing the exchange of share certificates. Holders of pre-consolidation shares will be asked to surrender to the exchange agent certificates evidencing pre-consolidation shares in exchange for certificates evidencing post-consolidation shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by us or our exchange agent. No new certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-consolidation shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-Share Consolidation Ordinary Shares.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Accounting Matters

The Reverse Share Split and Share Consolidation will not affect the Ordinary Shares capital account on our balance sheet. Depending on the size of the Reverse Share Split and Share Consolidation the Board decides to implement, the stated capital component will be reduced proportionately based upon the Reverse Share Split and Share Consolidation and the additional paid-in capital component will be increased with the amount by which the stated capital is reduced. Immediately after the Reverse Share Split and Share Consolidation, the per share net income or loss and net book value of our Ordinary Shares will be increased because there will be fewer shares of Ordinary Shares outstanding. All historic share and per share amounts in our financial statements and related footnotes will be adjusted accordingly for the Reverse Share Split and Share Consolidation.

No Going Private Transaction

Notwithstanding the decrease in the number of outstanding shares following the proposed Reverse Share Split and Share Consolidation, the Board does not intend for this transaction to be the first step in a “going private transaction” within the meaning of Rule 13e-3 of the Exchange Act.

Material United States Federal Income Tax Consequences of the Reverse Share Split and Share Consolidation

Each shareholder should consult its tax advisor as to the particular facts and circumstances which may be unique to such shareholder and also as to any estate, gift, state, local or foreign tax considerations arising out of the Reverse Share Split and Share Consolidation.

Interests of Directors and Executive Officers

Our directors and executive officers have no substantial interests, directly or indirectly, in the matters set forth in this proposal except to the extent of their ownership of shares of our Ordinary Shares.

Vote Required

Proposal No. 2 will be approved by ordinary resolution if a simple majority of the total votes properly cast in person or by proxy at the Annual General Meeting by the holders of Ordinary Shares entitled to vote at the Annual General Meeting vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL OF THE REVERSE SHARE SPLIT AND SHARE CONSOLIDATION.

The full text of the resolution to be voted upon at the Annual General Meeting in respect of Proposal No. 2 is as follows:

“RESOLVED, as an ordinary resolution that the Reverse Share Split and Share Consolidation of the Company’s issued and outstanding Ordinary Shares at an exchange ratio of up to 1:100, but not less than 1:5 (the “Approved Consolidation Ratio”) such that the number of authorised Ordinary Shares is decreased and the par value of each Ordinary Share is increased by the Approved Consolation Ratio with such Reverse Share Split and Share Consolidation to be effected at such time and date as determined but the Board of the Company in its discretion, and that, subject to adjustment pending the Board’s determination of the precise Approved Consolidation Ratio of the Reverse Share Split and Share Consolidation, as a result of the Reverse Share Split and Share Consolidation, the authorised share capital of the Company shall be altered from US$1,000,000 divided into (i) 900,000,000 Class A Ordinary Shares of a par value of US$0.001 each, and (ii) 100,000,000 Class B Ordinary Shares of a par value of US$0.001 each, to US$1,000,000 divided into (i) as low as 9,000,000 Class A Ordinary Shares of a par value of US$0.1 each and 1,000,000 Class B Ordinary Shares of a par value of US$0.1 each, be and is hereby approved in all respects.”

PROPOSAL 3

NAME CHANGE PROPOSAL

Our Board has proposed to the shareholders to approve the change of the name of the Company from “AirNet Technology Inc.” to “Yueda Digital Holding” (the “Name Change”). Our Board has concluded that it is in the Company’s commercial and best interests to change our corporate name to “Yueda Digital Holding.”

Vote Required

 Proposal No. 3 will be approved by special resolution if two-thirds (2/3) majority of the total votes properly cast in person or by proxy at the Annual General Meeting by the holders of Ordinary Shares entitled to vote at the Annual General Meeting vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL OF THE NAME CHANGE PROPOSAL.

The full text of the resolution to be voted upon at the Annual General Meeting in respect of Proposal No. 3 is as follows:

“RESOLVED as a special resolution that the name of the Company be and hereby changed from “AirNet Technology Inc.” to “Yueda Digital Holding.”

PROPOSAL 4

ARTICLES AMENDMENT PROPOSAL

The Board deemed advisable, subject to the approval and implementation of the Share Capital Amendment, Reverse Share Split and Share Consolidation, and the approval of the Name Change, and is recommending that our shareholders pass a special resolution to approve and adopt the Third Amended and Restated Memorandum and Articles of Association of the Company (a copy of which is attached to this proxy statement as Appendix A, subject to adjustment solely in respect of the final Approved Consolidation Ratio) to reflect the alteration of the share capital as a result of the Share Capital Amendment, Reverse Share Split and Share Consolidation and the Name Change if and to the extent effected, in substitution for and to the exclusion of, the second amended and restated memorandum and articles of association of the Company in effect immediately prior to effectiveness of the Share Capital Amendment, Reverse Share Split and Share Consolidation and the Name Change (the “Amended M&A”).

A draft form of the Amended M&A is attached to this notice as Appendix A. The draft form of the Amended M&A assumes that the shareholders have approved the Share Capital Amendment, the Name Change, the Reverse Share Split and Share Consolidation, and that the Board will implement the Reverse Share Split and Share Consolidation at an Approved Consolidation Ratio of 1:100 and remains subject to (i) shareholders approving Proposal 1, Proposal 2, and Proposal 3 and to the final Approved Consolidation Ratio to be determined by the Board (in its discretion).

Procedure for Implementing the Amended M&A

Subject to the approval and implementation of the Reverse Share Split and Share Consolidation and the approval of the Name Change, the Amended M&A will become effective immediately after the effectiveness of the Share Capital Amendment, Reverse Share Split and Share Consolidation and the Name Change. Filing of the final Amended M&A with the Registrar of Companies of the Cayman Islands in accordance with the Companies Act (as revised) of the Cayman Islands would follow.

Purpose of the Proposed Amended M&A

The Amended M&A will reflect the alteration of the share capital as a result of the implementation of the Share Capital Amendment, Reverse Share Split and Share Consolidation and the Name Change, and will be adopted in substitution for and to the exclusion of, the Second Amended and Restated Memorandum of Association and Articles of Association of the Company in effect immediately prior to effectiveness of the Share Capital Amendment, Reverse Share Split and Share Consolidation and the Name Change.

Vote Required

Proposal No. 4 will be approved by special resolution if two-thirds (2/3) majority of the total votes properly cast in person or by proxy at the Annual General Meeting by the holders of Ordinary Shares entitled to vote at the Annual General Meeting vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL OF THE ARTICLES AMENDMENT PROPOSAL.

The full text of the resolution to be voted upon at the Annual General Meeting in respect of Proposal No. 4 is as follows:

“RESOLVED as a special resolution that, subject to the approval and implementation of the Share Capital Amendment, Reverse Share Split and Share Consolidation and the approval of Name Change, the Third Amended and Restated Memorandum and Articles of Association of the Company, a copy of which is attached to the proxy statement as Appendix A, subject to adjustment solely in respect of the final Approved Consolidation Ratio, be adopted in substitution for, and to the exclusion of, the existing Second Amended and Restated Memorandum of Association and Articles of Association of the Company, to reflect the alteration of the share capital as a result of the Share Capital Amendment, Reverse Share Split and Share Consolidation and the Name Change, be and hereby is approved.”

PROPOSAL 5

APPROVAL OF THE TRANSACTION PROPOSAL

Summary of the Proposed Transaction

The Company has entered into a share purchase agreement with AR iCapital LLP, a Singaporean company (“Buyer”), Broad Cosmos Enterprises Ltd., a British Virgin Islands company (“Broad Cosmos”), Air Net International Limited, a British Virgin Islands company (“Air Net International”), Air Net (China) Limited, a Hong Kong company (“Air Net China”), Shenzhen Yuehang Information Technology Co., Ltd., a PRC company (“Shenzhen Yuehang”), Xian Shengshi Dinghong Information Technology Co., Ltd., a PRC company (“Xian Shengshi”), Yuehang Chuangyi Technology (Beijing) Co., Ltd., a PRC company (“Yuehang Chuangyi”, together with Broad Cosmos, Air Net International, Air Net China, Shenzhen Yuehang, Xian Shengshi, the “Targets”) on June 11, 2025 (the “Agreement”). The Company owns 100% of the issued shares of the Targets. Under the Agreement, the Company will sell 100% equity interest of the Targets to the Buyer in exchange for nominal cash consideration of $1 (the “Disposition”). The Agreement is attached as Appendix B to this proxy statement and is incorporated by reference herein.

In connection with the proposed Transaction, the Company engaged Asia-Pacific Consulting and Appraisal Limited (the “Appraiser”) to render a written fairness opinion (the “Transaction Fairness Opinion”) to its board of directors to the effect that, as of the date of such opinion, the Consideration the Company would receive for the sale of the Target is fair to the shareholder of the Company, therefore, is fair to the public shareholders of the Company, from a financial point of view.

Reasons for the Transaction

The Company intends to improve its financial performance and enhance its overall profitability and market profile by divesting its legacy business. This strategic move will allow the Company to focus its resources on the more promising and high-growth cryptocurrency business.

Reports, Opinions and Appraisals

The Company engaged the Appraiser to render an opinion as to whether the Consideration to be received by the Company is fair to the Company’s shareholders from a financial point of view. The Company decided to engage the Appraiser as it has substantial experience in similar matters. The Appraiser rendered the Transaction Fairness Opinion to the Company’s board of directors that the Consideration to be received by the Company was fair to the Company’s shareholders from a financial point of view. The Transaction Fairness Opinion is included as Appendix C.

The Company paid an aggregate cash fee of $90,000 to the Appraiser for its opinion and has obtained consent from the Appraiser for the use of the Transaction Fairness Opinion in this proxy statement.

The Appraiser’s Transaction Fairness Opinion was provided to the Company’s directors for their assessment of the Transaction and only addressed the fairness to the Company’s shareholders, from a financial point of view, of Consideration to be received by the Company pursuant to the Agreement as of the date of the opinion and did not address any other aspects or implications of the sale of the Target.

Effect on the Company if the Disposition is Not Completed

If the Disposition is not approved by the shareholders or if the Disposition is not completed for any other reason, our management expects that the business will be operated as how it is currently being operated until we pursue another strategic alternative, and that our shareholders will continue to be subject to the same risks and opportunities to which they are currently subject.

Interests of Directors and Executive Officers in the Proposed Disposition

None.

The Agreement

The following is a summary of the material terms and conditions of the Agreement, which is attached as Appendix B to this proxy statement and is incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the Agreement that is important to you. You are encouraged to read the Agreement in its entirety because it is the legal document that governs the matters discussed in the summary below.

The Disposition

At the closing and subject to and upon the terms and conditions of the disposition agreement, the Company will sell, transfer, convey, assign and deliver to the Buyer, and the Buyer will purchase, acquire and accept from the Company, all of the equity ownership and all relevant rights and interests of the Target (which we refer to as the equity interests), free and clear of all liens. In exchange for the equity interests, the Buyer agreed to pay nominal cash consideration of US$1 to the Company.

Representations and Warranties

The Agreement contains certain customary representations and warranties made by the Buyer and the Company. These representations and warranties include, among other things:

(i)	The Buyer and the Company have all requisite power and authority to execute and deliver the Disposition Agreement

(ii)	Due organization and good standing of the Target; and

(iii)	Any consents required to be obtained from or made with any governmental authority shall have been obtained or made

Closing Conditions

The obligation of each of the Buyer, the Company, and the Target to complete the disposition is subject to the fulfillment (or waiver, to the extent permissible under applicable law) of certain customary closing conditions, including but not limited to:

(i)	The receipt of the Transaction Fairness Opinion;

(ii)	The payment of the purchase price by the Buyer; and

(iii)	The transfer of the equity of the Target to the Buyer.

Amendment and Termination

The Agreement may only be amended, supplemented or modified pursuant to a written agreement signed by the Buyer and the Company.

Governing Law

The execution, validity, interpretation, performance, implementation and dispute resolution of the disposition agreement is governed by and construed in accordance with the laws of New York. Any dispute arising out of or in connection with the disposition agreement will be settled by the parties through friendly negotiation. Either party may submit any dispute failing friendly settlement to competent courts where this disposition agreement is executed.

Vote Required

Proposal 5 will be approved if a two-thirds of the total votes cast by shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

Recommendation of the Board

The Board of Directors unanimously recommends a vote to approve and adopt the Proposal 5 unless revoked as provided above, proxies received by management will be voted in favor of such approval unless a contrary vote is specified.

PROPOSAL 6

TO APPROVE THE 2025 EQUITY INCENTIVE PLAN

General

The Board has declared advisable, adopted and is submitting for shareholder approval, the Company’s 2025 Equity Incentive Plan (the “Plan”).  The purpose of the Plan is to attract and retain key personnel and to provide a means for directors, officers, employees, consultants and advisors to acquire and maintain an interest in the Company, which interest may be measured by reference to the value of our Ordinary Shares.

If approved by the Company’s shareholders, the Plan will be effective as of August 5, 2025 (the date that the Company’s Board of Directors approved the Plan). Capitalized terms used but not defined in this Equity Incentive Plan Proposal shall have the meaning ascribed to them in the Plan, a copy of which is attached hereto as Appendix D.  The following description is qualified in its entirety by reference to the Plan.

Description of the 2025 Equity Incentive Plan

Administration.  Our Compensation Committee will administer the Plan. The Committee will have the authority to determine the terms and conditions of any agreements evidencing any Awards granted under the Plan and to adopt, alter and repeal rules, guidelines and practices relating to the Plan. Our Compensation Committee will have full discretion to administer and interpret the Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable.

Eligibility.  Current or prospective employees, directors, officers, advisors or consultants of the Company or its affiliates are eligible to participate in the Plan. Our Compensation Committee has the sole and complete authority to determine who will be granted an award under the Plan, however, it may delegate such authority to one or more officers of the Company under the circumstances set forth in the Plan.

Number of Shares Authorized.  The Plan provides for an aggregate of 4,679,322 Ordinary Shares to be available for awards.  If an award is forfeited or if any option terminates, expires or lapses without being exercised, the Ordinary Shares subject to such award will again be made available for future grant. Ordinary Shares that are used to pay the exercise price of an option or that are withheld to satisfy the Participant’s tax withholding obligation will not be available for re-grant under the Plan.

Each Ordinary Share subject to an Option or a Share Appreciation Right will reduce the number of Ordinary Shares available for issuance by one share, and each ordinary share underlying an Award of Restricted Share, Restricted Share Units, Share Bonus Awards and Performance Compensation Awards will reduce the number of Ordinary Shares available for issuance by one share.

If there is any change in our corporate capitalization, the Compensation Committee in its sole discretion may make substitutions or adjustments to the number of shares reserved for issuance under our Plan, the number of shares covered by awards then outstanding under our Plan, the limitations on awards under our Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate.

The Plan will have a term of ten years and no further awards may be granted under the Plan after that date.

Awards Available for Grant.  Our Compensation Committee may grant awards of Non-Qualified Share Options, Incentive (qualified) Share Options, Share Appreciation Rights, Restricted Shares, Restricted Share Units, Share Bonus Awards, Performance Compensation Awards (including cash bonus awards) or any combination of the foregoing.

Options.  Our Compensation Committee will be authorized to grant Options to purchase Common Shares that are either “qualified,” meaning they are intended to satisfy the requirements of Code Section 422 for incentive share options, or “non-qualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. Options granted under the Plan will be subject to the terms and conditions established by our Compensation Committee. Under the terms of the Plan, the exercise price of the Options will be set forth in the applicable Award agreement. Options granted under the Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by our Compensation Committee and specified in the applicable Award agreement. The maximum term of an option granted under the Plan will be ten years from the date of grant (or five years in the case of a qualified option granted to a 10% shareholder).

Share Appreciation Rights. Our Compensation Committee will be authorized to award Share Appreciation Rights (or SARs) under the Plan. SARs will be subject to the terms and conditions established by our Compensation Committee. An SAR is a contractual right that allows a participant to receive, either in the form of cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An Option granted under the Plan may include SARs and SARs may also be awarded to a participant independent of the grant of an Option. SARs granted in connection with an Option shall be subject to terms similar to the Option corresponding to such SARs. SARs shall be subject to terms established by our Compensation Committee and reflected in the Award agreement.

Restricted Shares.  Our Compensation Committee will be authorized to award Restricted Shares under the Plan. Our Compensation Committee will determine the terms of such Restricted Shares awards. Restricted Shares are Ordinary Shares that generally are non-transferable and subject to other restrictions determined by our Compensation Committee for a specified period. Unless our Compensation Committee determines otherwise or specifies otherwise in an Award agreement, if the participant terminates employment or services during the restricted period, then any unvested Restricted Shares are forfeited.

Restricted Share Unit Awards.  Our Compensation Committee will be authorized to award Restricted Share Unit awards. Our Compensation Committee will determine the terms of such Restricted Share Units. Unless our Compensation Committee determines otherwise or specifies otherwise in an Award agreement, if the participant terminates employment or services during the period of time over which all or a portion of the units are to be earned, then any unvested units will be forfeited.

Share Bonus Awards.  Our Compensation Committee will be authorized to grant awards of unrestricted Common Shares or other awards denominated in Common Shares, either alone or in tandem with other awards, under such terms and conditions as our Compensation Committee may determine.

Performance Compensation Awards.  Our Compensation Committee will be authorized to grant any award under the Plan in the form of a Performance Compensation Award by conditioning the vesting of the award on the attainment of specific levels of performance of the Company and/or one or more Affiliates, divisions or operational units, or any combination thereof, as determined by the Committee.

Transferability.  Each award may be exercised during the participant’s lifetime only by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative and may not be otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution. Our Compensation Committee, however, may permit awards (other than incentive share options) to be transferred to family members, a trust for the benefit of such family members, a partnership or limited liability Company whose partners or shareholders are the participant and his or her family members or anyone else approved by it.

Amendment.  The Plan will have a term of ten years. Our Board may amend, suspend or terminate the Plan at any time; however, shareholder approval to amend the Plan may be necessary if the law or the rules of the national exchange so requires. No amendment, suspension or termination will impair the rights of any participant or recipient of any Award without the consent of the participant or recipient.

Change in Control.  Except to the extent otherwise provided in an Award agreement or as determined by the Compensation Committee in its sole discretion, in the event of a Change in Control, all outstanding options and equity awards (other than performance compensation awards) issued under the Plan will become fully vested and performance compensation awards will vest, as determined by our Compensation Committee, based on the level of attainment of the specified performance goals.

Full Text of the Resolution

“As an ordinary resolution, to approve and adopt the Company’s 2025 Equity Incentive Plan (the “2025 Plan”) and all transactions contemplated thereunder, including the reservation and issuance of shares.”

Vote Required and Board Recommendation

If a quorum is present, the approval of the Plan requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of at least a majority of the Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Extraordinary Meeting, vote at the Extraordinary Meeting.

Abstentions and broker non-votes, while considered present for the purpose of establishing a quorum, will not count as a vote cast at the Extraordinary Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 6, TO APPROVE THE 2025 EQUITY INCENTIVE PLAN AS DESCRIBED IN THIS PROPOSAL 6

OTHER MATTERS

We know of no other matters to be submitted to the Extraordinary Meeting.  If any other matters properly come before the Extraordinary Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

/s/ Dan Shao
Dan Shao
Chief Executive Officer
Date: August 20, 2025

Appendix A

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
EXEMPTED COMPANY LIMITED BY SHARES

THIRD AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

Yueda Digital Holding

(Adopted by a Special Resolution dated September 3, 2025)

1.	The name of the Company is Yueda Digital Holding.

2.	The Registered Office of the Company shall be at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands, or at such other place as the Directors may from time to time decide.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or as the same may be revised from time to time, or any other law of the Cayman Islands.

4.	The liability of each Member is limited to the amount from time to time unpaid on such Member’s shares.

5.	The authorized share capital of the Company is US$1,000,000 divided into 9,000,000 Class A Ordinary Shares of a nominal or par value of US$0.1 each and 1,000,000 Class B Ordinary Shares of a nominal or par value of US$0.1 each. The Company has the power to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Companies Act and the Articles and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained.

6.	The Company has the power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7.	Capitalized terms that are not defined in this Amended and Restated Memorandum of Association (as may be further amended and restated from time to time) bear the same meaning as those given in the Amended and Restated Articles of Association of the Company (as may be further amended and restated from time to time).

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
EXEMPTED COMPANY LIMITED BY SHARES

THIRD AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

 OF

Yueda Digital Holding

(Adopted by a Special Resolution dated September 3, 2025)

INTERPRETATION

1.	In these Articles, unless otherwise defined, the defined terms shall have the meanings assigned to them as follows:

“Articles”

these Articles of Association, as amended and restated from time to time;

“Board”

the board of Directors of the Company;

“Business Day”

a day (excluding Saturdays or Sundays), on which banks in Hong Kong, Beijing and New York are open for general banking business throughout their normal business hours;

“Class A Ordinary Shares”

Class A Ordinary Shares of par value of US$0.1 each in the capital of the Company with the rights set out in these Articles;

“Class B Ordinary Shares”

Class B Ordinary Shares of par value of US$0.1 each in the capital of the Company with the rights set out in these Articles;

“Commission”

Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;

“Companies Act”

the Companies Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof. Where any provision of the Companies Act is referred to, the reference is to that provision as amended by any law for the time being in force;

“Company”

Yueda Digital Holding, a Cayman Islands exempted company limited by shares;

“Company’s Website”

the website of the Company, the address or domain name of which has been notified to Members;

“Designated Stock Exchange”

has the meaning ascribed to it in Article 16A of these Articles;

“Directors” and “Board of Directors” and “Board”

the directors of the Company for the time being, or as the case may be, the Directors assembled as a Board or as a committee thereof;

“electronic”

the meaning given to it in the Electronic Transactions Act (2003 Revision) of the Cayman Islands and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefore;

“electronic communication”

electronic posting to the Company’s Website, transmission to any number, address or interne website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board;

“in writing”

includes writing, printing, lithograph, photograph, type-writing and every other mode of representing words or figures in a legible and non-transitory form and, only where used in connection with a notice served by the Company on Members or other persons entitled to receive notices hereunder, shall also include a record maintained in an electronic medium which is accessible in visible form so as to be useable for subsequent reference;

“Member”

a person whose name is entered in the Register of Members as the holder of a share or shares;

“Memorandum of Association”

the Memorandum of Association of the Company, as amended and re-stated from time to time;

“month”

calendar month;

“Ordinary Resolution”

a resolution:

(a)	passed by a simple majority of votes cast by such Members as, being entitled to do so, vote in person or, in the case of any Member being an organization, by its duly authorized representative or, where proxies are allowed, by proxy at a general meeting of the Company; or

(b)	approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments if more than one, is executed;

“paid up”

paid up as to the par value and any premium payable in respect of the issue of any shares and includes credited as paid up;

“Register of Members”

the register to be kept by the Company in accordance with Section 40 of the Companies Act;

“Seal”

the Common Seal of the Company including any facsimile thereof;

“Securities Act”

the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“share”

any share in the capital of the Company, including the Class A Ordinary Shares, Class B Ordinary Shares and shares of other classes;

“signed”

includes a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a person with the intent to sign the electronic communication;

“Special Resolution”

the meaning given to it under the Companies Act and includes a unanimous written resolution;

“Statutes”

the Companies Act and every other laws and regulations of the Cayman Islands for the time being in force concerning companies and affecting the Company;

“year”

calendar year.

2.	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender;

(c)	words importing persons only shall include companies or associations or bodies of persons, whether corporate or not;

(d)	“may” shall be construed as permissive and “shall” shall be construed as imperative;

(e)	a reference to a dollar or dollars (or $) is a reference to dollars of the United States;

(f)	references to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(g)	any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms; and

(h)	Section 8 of the Electronic Transactions Act (2003 Revision) shall not reply.

3.	Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.	The business of the Company may be conducted as the Directors see fit.

5.	The registered office of the Company shall be at such address in the Cayman Islands as the Directors shall from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

SHARE CAPITAL

6.

The authorized share capital of the Company is as set out in Article 5 of the Memorandum of Association. The holders of the Class A Ordinary Shares shall have one vote for each Class A Ordinary Share held at all meetings of Members, except meetings at which only holders of another specified class of shares are entitled to vote separately as a class. The holders of the Class B Ordinary Shares shall have 20 votes for each Class B Ordinary Share held at all meetings of Members, except meetings at which only holders of another specified class of shares are entitled to vote separately as a class.

The Company, insofar as is permitted by law, has the power to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Companies Act and these Articles and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained.

The Directors from time to time may, in their absolute discretion and without approval of Members, cause the Company to issue such amounts of shares or other similar securities in one or more series as they deem necessary and appropriate and determine designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the existing classes of shares.

Subject to applicable regulatory requirements, the Directors from time to time may, in their absolute discretion and without approval of Members, cause the Company to issue additional shares without action by the Members to the extent of available authorized but unissued shares.

ISSUE OF SHARES

7.	Subject to the provisions, if any, in the Articles and to any direction that may be given by the Company in a general meeting, the Directors may, in their absolute discretion and without approval of the holders of shares, cause the Company to issue such amounts of shares, grant rights over existing shares or issue other securities in one or more series as they deem necessary and appropriate and determine designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the existing classes of shares, at such times and on such other terms as they think proper. The Company shall not issue shares in bearer form.

REGISTER OF MEMBERS AND SHARE CERTIFICATES

8.	The Company shall maintain a Register of its Members and every person whose name is entered as a Member in the Register of Members shall, without payment, be entitled to a certificate in the form determined by the Directors upon the Member’s written request. All certificates shall specify the share or shares held by that person and the amount paid up thereon, provided that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all. All certificates for shares shall be delivered personally or sent through the post addressed to the member entitled thereto at the Member’s registered address as appearing in the register.

9.	Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

10.	Any two or more certificates representing shares of any one class held by any Member may at the Member’s request be cancelled and a single new certificate for such shares issued in lieu on payment (if the Directors shall so require) of US$1.00 or such smaller sum as the Directors shall determine.

11.	If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same shares may be issued to the relevant member upon request subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

12.	In the event that shares are held jointly by several persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

TRANSFER OF SHARES

13.	The instrument of transfer of any share shall be in writing and executed by or on behalf of the transferor and shall be accompanied by the certificate of the shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a holder of the share until the name of the transferee is entered in the Register of Members in respect thereof.

14.	All instruments of transfer that shall be registered shall be retained by the Company.

REDEMPTION AND PURCHASE OF OWN SHARES

15.	Subject to the provisions of the Statutes and these Articles, the Company may:

(a)	issue shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Member on such terms and in such manner as the Directors may, before the issue of such shares, determine;

(b)	purchase its own shares (including any redeemable shares) provided that the Members shall have approved the manner of purchase by ordinary resolution or the manner of purchase shall be in accordance with the following Articles (this authorization is in accordance with section 37(2) of the Companies Act or any modification or re-enactment thereof for the time being in force); and

(c)	make a payment in respect of the redemption or repurchase of its own shares in any manner permitted by the Statutes, including out of capital.

16A.	Purchase of shares listed on an internationally recognized stock exchange where the Company’s securities are traded (a “Designated Stock Exchange”): the Company is authorised to purchase any share listed on a Designated Stock Exchange in accordance with the following manner of purchase:

(a)	the maximum number of shares that may be repurchased shall be equal to the number of issued and outstanding shares less one share; and

(b)	the repurchase shall be at such time; at such price and on such other terms as determined and agreed by the Directors in their sole discretion provided however that:

(i)	such repurchase transactions shall be in accordance with the relevant code, rules and regulations applicable to the listing of the shares on the Designated Stock Exchange; and

(ii)	at the time of the repurchase, the Company is able to pay is debts as they fall due in the ordinary course of its business.

16B.	Purchase of shares not listed on a Designated Stock Exchange: the Company is authorized to purchase any shares not listed on a Designated Stock Exchange in accordance with the following manner of purchase:

(a)	the Company shall serve a repurchase notice in a form approved by the Directors on the Member from whom the Shares are to be repurchased at least two business days prior to the date specified in the notice as being the repurchase date;

(b)	the price for the shares being repurchased shall be such price as agreed between the Directors and the applicable Member;

(c)	the date of repurchase shall be the date specified in the repurchase notice; and

(d)	the repurchase shall be on such other terms as specified in the repurchase notice as determined and agreed by the Directors and the applicable Member in their sole discretion.

17.	The redemption or purchase of any share shall not oblige the Company to redeem or purchase any other share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

18.	The holder of the shares being redeemed or purchased shall be bound to deliver up to the Company as its registered office or such other place as the Directors shall specify, the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the redemption or purchase monies or consideration in respect thereof.

VARIATION OF RIGHTS ATTACHING TO SHARES

19.	If at any time the share capital is divided into different classes of shares, the rights attaching to any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to these Articles, be varied or abrogated with the consent in writing of the holders of a majority of the issued shares of that class or with the sanction of a Special Resolution passed at a general meeting of the holders of the shares of that class.

20.	The provisions of these Articles relating to general meetings shall apply to every such general meeting of the holders of one class of shares except that the necessary quorum shall be one person holding or representing by proxy at least one-third of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll.

21.	Notwithstanding Articles 19 and 20 above, the rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu therewith. Further, notwithstanding Articles 19 and 20 above, the rights of the holders of Class A Ordinary Shares shall not be deemed varied by the creation or issue of shares with preferred or other rights, which may be effected by the Directors as provided in these Articles without any vote or consent of the holders of Class A Ordinary Shares.

COMMISSION ON SALE OF SHARES

22.	The Company may in so far as the Statutes from time to time permit pay a commission to any person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any shares of the Company. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.

NON-RECOGNITION OF TRUSTS

23.	No person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future, or partial interest in any share, or any interest in any fractional part of a share, or (except only as is otherwise provided by these Articles or the Statutes) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

LIEN ON SHARES

24.	The Company shall have a first and paramount lien and charge on all shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such share shall operate as a waiver of the Company’s lien (if any) thereon. The Company’s lien (if any) on a share shall extend to all dividends or other monies payable in respect thereof.

25.	The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of 14 calendar days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the share, or the persons entitled thereto by reason of his death or bankruptcy.

26.	For giving effect to any such sale the Directors may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

27.	The proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the date of the sale.

CALLS ON SHARES

28.	The Directors may from time to time make calls upon the Members in respect of any money unpaid on their shares, and each member shall (subject to receiving at least 14 calendar days notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on his shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

29.	The joint holders of a share shall be jointly and severally liable to pay calls in respect thereof.

30.	If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

31.	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the amount of the share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

32.	The Directors may make arrangements on the issue of shares for a difference between the Members, or the particular shares, in the amount of calls to be paid and in the times of payment.

33.	The Directors may, if they think fit, receive from any member willing to advance the same all or any part of the moneys uncalled and unpaid upon any shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent. per annum) as may be agreed upon between the Member paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES

34.	If a Member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of such much of the call or instalment as is unpaid, together with any interest which may have accrued.

35.	The notice shall name a further day (not earlier than the expiration of 14 calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

36.	If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

37.	A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

38.	A person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the shares, but his liability shall cease if and when the Company receives payment in full of the fully paid up amount of the shares.

39.	A statutory declaration in writing that the declarant is a Director of the Company, and that a share in the Company has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share or any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

40.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a share becomes due and payable, whether on account of the amount of the share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

REGISTRATION OF EMPOWERING INSTRUMENTS

41.	The Company shall be entitled to charge a fee not exceeding one dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

TRANSMISSION OF SHARES

42.	The legal personal representative of a deceased sole holder of a share shall be the only person recognised by the Company as having any title to the share. In the case of a share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only person recognised by the Company as having any title to the share.

43.	Any person becoming entitled to a share in consequence of the death or bankruptcy of a Member shall upon such evidence being produced as may from time to time be properly required by the Directors, have the right either to be registered as a member in respect of the share or, instead of being registered himself, to make such transfer of the share as the deceased or bankrupt person could have made. If the person so becoming entitled shall elect to be registered himself as holder he shall deliver or send to the Company a notice in writing signed by him stating that he so elects.

44.	A person becoming entitled to a share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a Member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share, and if the notice is not complied with within 90 calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the share until the requirements of the notice have been complied with.

ALTERATION OF CAPITAL

45.	Subject to these Articles, the Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe.

46.	Subject to these Articles, the Company may by Ordinary Resolution:

(a)	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b)	sub-divide its existing shares, or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived;

(c)	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

47.	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorized by law.

48.	All new shares created hereunder shall be subject to the same provisions with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the shares in the original share capital.

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

49.	For the purpose of determining those Members that are entitled to receive notice of, attend or vote at any meeting of Members or any adjournment thereof, or those Members that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Member for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period but not to exceed in any case 30 calendar days. If the Register of Members shall be so closed for the purpose of determining those Members that are entitled to receive notice of, attend or vote at a meeting of Members such register shall be so closed for at least 10 calendar days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register of Members.

50.	In lieu of or apart from closing the Register of Members, the Directors may fix in advance a date as the record date for any such determination of those Members that are entitled to receive notice of, attend or vote at a meeting of the Members and for the purpose of determining those Members that are entitled to receive payment of any dividend, the Directors may, at or within 30 calendar days prior to the date of declaration of such dividend fix a subsequent date as the record date of such determination.

51.	If the Register of Members is not so closed and no record date is fixed for the determination of those Members entitled to receive notice of, attend or vote at a meeting of Members or those Members that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of those Members that are entitled to receive notice of, attend or vote at a meeting of Members has been made as provided in this section, such determination shall apply to any adjournment thereof.

GENERAL MEETINGS

52.	All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings.

53.	(a)	The Company may hold an annual general meeting but shall not (unless required by the Companies Act) be obliged to hold an annual general meeting.

(b)	At these meetings the report of the Directors (if any) shall be presented.

54.	(a)	The Directors may call general meetings, and they shall on a Members requisition forthwith proceed to convene an extraordinary general meeting of the Company.

(b)	A Members requisition is a requisition of Members of the Company holding at the date of deposit of the requisition not less than one-third of the share capital of the Company as at that date carries the right of voting at general meetings of the Company.

(c)	The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

(d)	If the Directors do not within 21 calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further 21 calendar days, the requisitionists, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the second said 21 calendar days.

(e)	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

55.	At least 14 calendar days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting by all the Members (or their proxies) entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting by a majority in number of the Members (or their proxies) having a right to attend and vote at the meeting, being a majority together holding not less than seventy five (75%) per cent in par value of the shares giving that right.

56.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Member shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

57.	No business shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business. Members holding not less than an aggregate of one-third of all voting share capital of the Company in issue present in person or by proxy and entitled to vote shall be a quorum for all purposes. A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

58.	If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the meeting shall be dissolved.

59.	The Chairman of the Board of Directors shall preside as chairman at every general meeting of the Company.

60.	If at any meeting the Chairman of the Board of Directors is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, the Members present shall choose a chairman of the meeting.

61.	The Chairman may with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn a meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for 10 calendar days or more, not less than seven Business Days’ notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

62.	At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by one or more Members present in person or by proxy entitled to vote and who together hold not less than 10 per cent of the paid up voting share capital of the Company, and unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

63.	If a poll is duly demanded it shall be taken in such manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn.

64.	In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

65.	A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

VOTES OF MEMBERS

66.	Subject to any rights and restrictions for the time being attached to any class or classes of shares, every Member present in person and every person representing a Member by proxy at a general meeting of the Company shall have one vote for each share registered in his name in the Register of Members.

67.	In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

68.	A Member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, or other person in the nature of a committee appointed by that court, and any such committee or other person, may on a poll, vote by proxy.

69.	No Member shall be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

70.	On a poll, votes may be given either personally or by proxy.

71.	The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorized. A proxy need not be a Member of the Company.

72.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

73.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

74.	A resolution in writing signed by all the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or being corporations by their duly authorized representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETING

75.	Any corporation which is a Member or a Director may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members or of the Board of Directors or of a committee of Directors, and the person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member or Director.

CLEARING HOUSES

76.	If a clearing house (or its nominee) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such person or persons as it thinks fit to act as its representative or representatives at any general meeting of the Company or at any general meeting of any class of members of the Company provided that, if more than one person is so authorized, the authorisation shall specify the number and class of shares in respect of which each such person is so authorized. A person so authorized pursuant to this provision shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which he represents as that clearing house (or its nominee) could exercise if it were an individual member of the Company holding the number and class of shares specified in such authorisation.

DIRECTORS

77.	(a)	The Board shall consist of not less than three (3) Directors, provided that the Company may from time to time by Ordinary Resolution increase or decrease the number of Directors on the Board. Notwithstanding the foregoing, so long as the Company’s Class A Ordinary Shares are listed on the NASDAQ Stock Market, the Board composition shall comply with applicable NASDAQ marketplace rules, including those relating to Independent Directors (as such term is defined under applicable NASDAQ marketplace rules).

(b)	Each Director shall hold office until the expiration of his term and until his successor shall have been elected and qualified.

(c)	The Board of Directors shall have a Chairman of the Board of Directors (the “Chairman”) elected and appointed by a majority of the Directors then in office. The Directors may also elect a Co-Chairman or a Vice-Chairman of the Board of Directors (the “Co-Chairman”). The Chairman shall preside as chairman at every meeting of the Board of Directors. To the extent the Chairman is not present at a meeting of the Board of Directors, the Co-Chairman, or in his absence, the attending Directors may choose one Director to be the chairman of the meeting. The Chairman’s voting right as to the matters to be decided by the Board of Directors shall be the same as other Directors.

(d)	The Company may by Ordinary Resolution elect any person to be a Director either to fill a casual vacancy on the Board or as an addition to the existing Board.

(e)	The Directors by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, or the sole remaining Director, shall have the power from time to time and at any time to appoint any person as a Director to fill a casual vacancy on the Board or as an addition to the existing Board, subject to the Company’s compliance with director nomination procedures required under applicable NASDAQ corporate governance rules, as long as the Company’s Class A Ordinary Shares are trading on the NASDAQ Stock Market.

77A.	The Directors shall be subject to retirement by rotation as follows:

(a)	Any Director who is newly appointed shall serve a term of office which shall expire on the 31st day of July which is not less than one year nor more than two years after the date of such appointment.

(b)	Upon the expiry of each Director’s term of office, he or she shall automatically retire and cease to be a Director, but shall be eligible for re-election by the Board. Any Director who is so re-elected shall serve an additional term which shall expire on 31 July of the year which is 2 years after such re-election. There shall be no limit on the number of times which a Director may be re-elected or the number of additional terms which any such Director may serve.

(c)	Any resolution of the Board to re-elect a Director upon his retirement by rotation pursuant to this Article 77A shall be passed:

(i)	by a majority of the Directors present at a meeting of the Board held at any time during the period of 2 months prior the relevant retirement date (provided always that the retiring Director in question shall not be entitled to vote upon such resolution and shall be excluded for the purposes of determining whether such resolution has been passed by the requisite majority); or

(ii)	by way of a written resolution passed at any time during the period of 2 months prior the relevant retirement date, signed by all of the Directors other than the retiring Director in question (provided that, for the avoidance of doubt, the signature of such retiring Director on such written resolution shall not be necessary for such written resolution to be valid and effective, but shall not invalidate such written resolution).

(d)	For the avoidance of doubt, every Director shall be subject to retirement in accordance with this Article at least once every two years.

78.	Subject to Article 77, a Director may be removed from office by Special Resolution at any time before the expiration of his term notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement).

79.	A vacancy on the Board created by the removal of a Director under the provisions of Article 78 above may be filled by the election or appointment by Ordinary Resolution at the meeting at which such Director is removed or by the, affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting.

80.	The Board may, from time to time, and except as required by applicable law or the listing rules of the recognized stock exchange or automated quotation system where the Company’s securities are traded, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives, which shall be intended to set forth the policies of the Company and the Board on various corporate governance related matters as the Board shall determine by resolution from time to time.

81.	A Director shall not be required to hold any shares in the Company by way of qualification. A Director who is not a member of the Company shall nevertheless be entitled to receive notice of and to attend and speak at general meetings of the Company and all classes of shares of the Company.

DIRECTORS’ FEES AND EXPENSES

82.	The Directors may receive such remuneration as the Board may from time to time determine. The Directors may be entitled to be repaid all travelling, hotel and incidental expenses reasonably incurred or expected to be incurred by him in attending meetings of the Board or committees of the Board or general meetings or separate meetings of any class of shares or of debentures of the Company or otherwise in connection with the discharge of his duties as a Director.

83.	Any Director who, by request, goes or resides abroad for any purpose of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration provided for by or pursuant to any other Article.

ALTERNATE DIRECTOR

84.	Any Director may in writing appoint another person to be his alternate to act in his place at any meeting of the Directors at which he is unable to be present. Every such alternate shall be entitled to notice of meetings of the Directors and to attend and vote thereat as a Director when the person appointing him is not personally present and where he is a Director to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall not be an officer of the Company and shall be deemed to be the agent of the Director appointing him.

85.	Any Director may appoint any person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairman of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

POWERS AND DUTIES OF DIRECTORS

86.	Subject to the provisions of the Companies Act, these Articles and to any resolutions made in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution made by the Company in a general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been made.

87.	Subject to these Articles, the Directors may from time to time appoint any person, whether or not a director of the Company to hold such office in the Company as the Directors may think necessary for the administration of the Company, including without prejudice to the foregoing generality, the office of the Chief Executive Officer, one or more Vice Presidents, Chief Financial Officer, Manager or Controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. The Directors may also appoint one or more of their number to the office of Managing Director upon like terms, but any such appointment shall ipso facto determine if any Managing Director ceases from any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

88.	The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

89.	The Directors may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to delegate all or any of the powers, authorities and discretion vested in him.

90.	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the following paragraphs shall be without prejudice to the general powers conferred by this paragraph.

91.	The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any persons to be members of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any of the aforesaid.

92.	The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill up any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

93.	Any such delegates as aforesaid may be authorized by the Directors to subdelegate all or any of the powers, authorities, and discretions for the time being vested to them.

94.	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

DISQUALIFICATION OF DIRECTORS

95.	Subject to Article 77, the office of Director shall be vacated, if the Director:

(a)	becomes bankrupt or makes any arrangement or composition with his creditors;

(b)	is found to be or becomes of unsound mind;

(c)	resigns his office by notice in writing to the Company;

(d)	without special leave of absence from the Board, is absent from meetings of the Board for six consecutive months and the Board resolves that his office be vacated; or

(e)	if he or she shall be removed from office pursuant to these Articles or the Statutes.

PROCEEDINGS OF DIRECTORS

96.	Subject to Article 77, the Directors may meet together (whether within or outside the Cayman Islands) for the dispatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting of the Directors shall be decided by a majority of votes. In case of an equality of votes the chairman shall not have a second or casting vote. A Director may at any time summon a meeting of the Directors by at least three Business Days’ notice to every other Director and alternate Director.

97.	A Director or Directors may participate in any meeting of the Board of Directors, or of any committee appointed by the Board of Directors of which such Director or Directors are members, by means of telephone or similar communication equipment by way of which all persons participating in such meeting can hear each other and such participation shall be deemed to constitute presence in person at the meeting.

98.	The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and unless so fixed shall be a majority of the Directors then in office, provided that a Director and his appointed alternate Director shall be considered only one person for this purpose. A meeting of the Directors at which a quorum is present when the meeting proceeds to business shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.

99.	Subject to Article 77, a Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

100.	A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

101.	Any Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

102.	The Directors shall cause minutes to be made in books or loose-leaf folders provided for the purpose of recording:

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

103.	When the Chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

104.	A resolution signed by all the Directors shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and constituted. When signed a resolution may consist of several documents each signed by one or more of the Directors.

105.	The continuing Directors may act notwithstanding any vacancy in their body but if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act only for the purpose of increasing the number or of summoning a general meeting of the Company but for no other purpose.

106.	The Directors shall elect a chairman of their meetings and determine the period for which he is to hold office but if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

107.	A committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the members present may choose one of their number to be chairman of the meeting.

108.	A committee appointed by the Directors may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

109.	All acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

PRESUMPTION OF ASSENT

110.	A Director of the Company who is present at a meeting of the Board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the Minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the Chairman or Secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

DIVIDENDS, DISTRIBUTIONS AND RESERVE

111.	Subject to any rights and restrictions for the time being attached to any class or classes of shares and these Articles, the Directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

112.	Subject to any rights and restrictions for the time being attached to any class or classes of shares and these Articles, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

113.	The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds be properly applied and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Directors may from time to time think fit.

114.	Any dividend may be paid by cheque or wire transfer to the registered address of the Member or person entitled thereto, or in the case of joint holders, to any one of such joint holders at his registered address or to such person and such address as the Member or person entitled, or such joint holders as the case may be, may direct. Every such cheque shall be made payable to the order of the person to whom it is sent or to the order of such other person as the Member or person entitled, or such joint holders as the case may be, may direct.

115.	The Directors when paying dividends to the Members in accordance with the foregoing provisions may make such payment either in cash or in specie.

116.	No dividend shall be paid otherwise than out of profits or, subject to the restrictions of the Companies Act, the share premium account.

117.	Subject to the rights of persons, if any, entitled to shares with special rights as to dividends, all dividends shall be declared and paid according to the amounts paid or credited as fully paid on the shares, but if and so long as nothing is paid up on any of the shares in the Company dividends may be declared and paid according to the amounts of the shares. No amount paid on a share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the share.

118.	If several persons are registered as joint holders of any share, any of them may give effectual receipts for any dividend or other moneys payable on or in respect of the share.

119.	No dividend shall bear interest against the Company.

BOOK OF ACCOUNTS

120.	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

121.	The books of account shall be kept at such place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

122.	The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors, and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by law or authorized by the Directors or by the Company by Ordinary Resolution.

123.	The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Company by Ordinary Resolution or failing any such determination by the Directors or failing any determination as aforesaid shall not be audited.

ANNUAL RETURNS AND FILINGS

124.	The Board shall make the requisite annual returns and any other requisite filings in accordance with the Companies Act.

AUDIT

125.	The Directors may appoint an Auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.

126.	Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

127.	Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next special meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any time during their term of office, upon request of the Directors or any general meeting of the Members.

THE SEAL

128.	The Seal of the Company shall not be affixed to any instrument except by the authority of a resolution of the Board of Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of any one or more persons as the Directors may appoint for the purpose and every person as aforesaid shall sign every instrument to which the Seal of the Company is so affixed in their presence.

129.	The Company may maintain a facsimile of its Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Board of Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such person or persons as the Directors shall for this purpose appoint and such person or persons as aforesaid shall sign every instrument to which the facsimile Seal of the Company is so affixed in their presence of and the instrument signed by a Director or the Secretary (or an Assistant Secretary) of the Company or in the presence of any one or more persons as the Directors may appoint for the purpose.

130.	Notwithstanding the foregoing, a Director shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

OFFICERS

131.	Subject to Article 87, the Company may have a Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, Chief Strategy Officer, President, one or more Vice Presidents, Manager or Controller, appointed by the Directors. The Directors may also from time to time appoint such other officers as they consider necessary, all for such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors from time to time subscribe.

CAPITALISATION OF PROFITS

132.	Subject to the Statutes and these Articles, the Board may, with the authority of an Ordinary Resolution:

(a)	resolve to capitalise an amount standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(b)	appropriate the sum resolved to be capitalised to the Members in proportion to the nominal amount of shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on shares held by them respectively; or

(ii)	paying up in full unissued shares or debentures of a nominal amount equal to that sum,

and allot the shares or debentures, credited as fully paid, to the Members (or as they may direct) in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserved and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to Members credited as fully paid;

(c)	make any arrangements it thinks fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where shares or debentures become distributable in fractions the Board may deal with the fractions as it thinks fit;

(d)	authorise a person to enter (on behalf of all the Members concerned) an agreement with the Company providing for either:

(i)	the allotment to the Members respectively, credited as fully paid, of shares or debentures to which they may be entitled on the capitalisation, or

(ii)	the payment by the Company on behalf of the Members (by the application of their respective operations of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing shares, an agreement made under the authority being effective and binding on all those Members; and

(e)	generally do all acts and things required to give effect to the resolution.

NOTICES

133.	Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the person entitled to give notice to any Member either personally, by facsimile or by sending it through the post in a prepaid letter or via a recognised courier service, fees prepaid, addressed to the Member at his address as appearing in the Register of Members or, to the extent permitted by all applicable laws and regulations, by electronic means by transmitting it to any electronic number or address or website supplied by the member to the Company or by placing it on the Company’s Website. In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the Register of Members in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

134.	Notices posted to addresses outside the Cayman Islands shall be forwarded by prepaid airmail.

135.	Any Member present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

136.	Any notice or other document, if served by (a) post, shall be deemed to have been served five calendar days after the time when the letter containing the same is posted and if served by courier, shall be deemed to have been served five calendar days after the time when the letter containing the same is delivered to the courier (in proving such service it shall be sufficient to prove that the letter containing the notice or document was properly addressed and duly posted or delivered to the courier), or (b) facsimile, shall be deemed to have been served upon confirmation of receipt, or (c) recognised delivery service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service and in proving such service it shall be sufficient to provide that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier, or (d) electronic means as provided herein shall be deemed to have been served and delivered on the day following that on which it is successfully transmitted or at such later time as may be prescribed by any applicable laws or regulations.

137.	Any notice or document delivered or sent to any Member in accordance with the terms of these Articles shall notwithstanding that such Member be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any share registered in the name of such Member as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register of Members as the holder of the share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

138.	Notice of every general meeting shall be given to:

(a)	all Members who have supplied to the Company an address for the giving of notices to them;

(b)	every person entitled to a share in consequence of the death or bankruptcy of a Member, who but for his death or bankruptcy would be entitled to receive notice of the meeting; and

(c)	each Director and Alternate Director.

No other person shall be entitled to receive notices of general meetings.

INFORMATION

139.	No Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

140.	The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its members including, without limitation, information contained in the Register of Members and transfer books of the Company.

INDEMNITY

141.	Every Director (including for the purposes of this Article any Alternate Director appointed pursuant to the provisions of these Articles) and officer of the Company for the time being and from time to time shall be indemnified and secured harmless out of the assets and funds of the Company against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him in connection with the execution or discharge of his duties, powers, authorities or discretions as a Director or officer of the Company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

142.	No such Director or officer of the Company shall be liable to the Company for any loss or damage unless such liability arises through the willful neglect or default of such Director or officer.

FINANCIAL YEAR

143.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31st in each year and shall begin on January 1st in each year.

WINDING UP

144.	Subject to these Articles, if the Company shall be wound up the liquidator may, with the sanction of an Ordinary Resolution of the Company divide amongst the Members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction shall think fit, but so that no Member shall be compelled to accept any shares or other securities whereon there is any liability.

AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION AND
NAME OF COMPANY

145.	Subject to the Companies Act and these Articles, the Company may at any time and from time to time by Special Resolution alter or amend these Articles or the Memorandum of Association of the Company, in whole or in part, or change the name of the Company.

REGISTRATION BY WAY OF CONTINUATION

146.	Subject to these Articles, the Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

Appendix B

SHARE PURCHASE AGREEMENT

股份购买协议

This Share Purchase Agreement (this “Agreement”) is made and entered into as of June 11, 2025 by and among (i) AR iCapital LLP, a Singaporean company (the “Purchaser”), (ii) Broad Cosmos Enterprises Ltd., a British Virgin Islands company (Broad Cosmos), Air Net International Limited, a British Virgin Islands company (Air Net International), Air Net (China) Limited, a Hong Kong company (Air Net China), Shenzhen Yuehang Information Technology Co., Ltd., a PRC company (Shenzhen Yuehang), Xian Shengshi Dinghong Information Technology Co., Ltd., a PRC company (Xian Shengshi), Yuehang Chuangyi Technology (Beijing) Co., Ltd., a PRC company (Yuehang Chuangyi, together with Broad Cosmos, Air Net International, Air Net China, Shenzhen Yuehang, Xian Shengshi, the “Targets”), and (iii) Airnet Technology Inc., a Cayman Islands exempted company (“Airnet” or the “Seller”). The Purchaser, the Targets and the Seller are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

本协议签订于2025年6月11日，签署方分别是：(i) AR iCapital LLP ，一家新加坡公司（以下简称“买方”），(ii) Broad Cosmos Enterprises Ltd., 一家英属维尔京群岛公司 (“Broad Cosmos”)、Air Net International Limited, 一家英属维尔京群岛公司 (“Air Net International”)、Air Net (China) Limited，一家香港公司(“Air Net China”)、Shenzhen Yuehang Information Technology Co., Ltd.，一家中国公司(“Shenzhen Yuehang”)、Xian Shengshi Dinghong Information Technology Co., Ltd., 一家中国公司(“Xian Shengshi”)和Yuehang Chuangyi Technology (Beijing) Co., Ltd., 一家中国公司（“Yuehang Chuangyi”、Broad Cosmos、Air Net International、Air Net China、Shenzhen Yuehang、和 Xian Shengshi 以下简称“公司”），(iii) Airnet Technology Inc.，一家开曼公司 (以下简称“Airnet”或“卖方”)。买方、公司、卖方，分别为协议的“一方”，合称为“三方”。

RECITALS:

前提

WHEREAS, as of the date hereof, (i) Airnet owns 100% of the issued shares of Broad Cosmos, Broad Cosmos owns 100% of the issued shares of Air Net International, Air Net International owns 100% of the issued shares of Air Net China, and Air Net China owns 100% of the issued shares of Shenzhen Yuehang, Xian Shengshi, and Yuehang Chuangyi; (ii) Yuehang Chuangyi controls Yuehang Sunshine Network Technology Group Co., Ltd. (Yuehang Sunshine), Beijing Linghang Shengshi Advertising Co., Ltd. (Beijing Linghang), and Wangfan Tianxia (Wangfan Tianxia) Network Technology Co., Ltd. respectively through a series of contractual agreements with these companies and their subsidiaries, or with the shareholders of such companies and subsidiaries (respectively, the “VIE Agreements – Yuechang Chuangyi & Yuehang Sunshine”, the “VIE Agreements – Yuechang Chuangyi & Beijing Linghang”, and “VIE Agreements – Yuechang Chuangyi & Wangfan Tianxia”). The forgoing agreements include but not limited to Technology support and service agreements, Technology development agreements, Exclusive technology consultation and service agreement, Call option agreements, Equity pledge agreements, Authorization letters, as disclosed in the Seller’s Annual Report for its fiscal year ended December 31, 2024 on Form 20-F filed with the Securities and Exchange Commission on May 2, 2025.

 鉴于，截至本协议之日，Airnet拥有Broad Cosmos的100%股份权益，Broad Cosmos 拥有Air Net International的100%股份权益，Air Net International拥有Air Net China的100%股份权益，Air Net China拥有Shenzhen Yuehang、Xian Shengshi和Yuehang Chuangyi的100%股份权益；Yuehang Chuangyi通过和以下公司、其子公司，以及以下公司和子公司的股东签署一系列合同安排控制了Yuehang Sunshine Network Technology Group Co., Ltd. (Yuehang Sunshine), Beijing Linghang Shengshi Advertising Co., Ltd. (Beijing Linghang), and Wangfan Tianxia (Wangfan Tianxia) Network Technology Co., Ltd三家公司（分别为 “VIE架构协议 – Yuechang Chuangyi & Yuehang Sunshine”, “VIE架构协议 – Yuechang Chuangyi & Beijing Linghang”, 和“VIE架构协议 – Yuechang Chuangyi & Wangfan Tianxia”）。上述协议包括但不限于多份《技术支持与服务协议》、《技术开发协议》、《独家技术咨询与服务协议》、《购股权协议》、《股权质押协议》以及《授权书》，如卖方在其截至2024年12月31日财年的年度报告（Form 20-F）中所披露，该报告已于2025年5月2日提交至美国证券交易委员会（SEC）。

WHEREAS, as of the date hereof, Yuehang Sunshine, controlled by the Seller’s indirect subsidiary Yuehang Chuangyi via related VIE agreements, (i) owns 100% of the issued shares of Air Esurfing Information Technology Co., Ltd., 97.1% of the issued shares of Beijing AirNet Pictures Co., Ltd., and 30.0% of the issued shares of Wangfan Linghang Mobile Network Technology Co., Ltd. (Wangfan Linghang), and (ii) controls Beijing Yuehang Digital Media Advertising Co., Ltd through a series of contractual agreements between Yuehang Chuangye, the company, and the shareholders of the company (the “VIE Agreements –Yuehang Sunshine – Beijing Yuehang”) including but not limited to Technology Development Agreement dated April 1, 2008, Technology Support and Service Agreement dated April 1, 2008, Supplementary Agreement dated June 25, 2008 to the Technology Support and Service Agreement dated April 1, 2008, Equity Pledge Agreement dated April 1, 2008, Call Option Agreement dated April 1, 2008, as disclosed in the Seller’s Annual Report for its fiscal year ended December 31, 2024 on Form 20-F filed with the Securities and Exchange Commission on May 2, 2025. In November 2023, Yuehang Sunshine entered into an entrusted equity holding agreement with Huimin Guo, pursuant to which Yuehang Sunshine entrusted such individual to act as the nominee shareholder of its 78.63% equity interests in Beijing Yuehang.

鉴于，截至本协议之日，Yuehang Sunshine, 是卖方的间接子公司Yuehang Chuangyi通过相关VIE架构协议控制的公司，(i)拥有Air Esurfing Information Technology Co., Ltd. 的100%股份权益，拥有Beijing AirNet Pictures Co., Ltd.的97.1%股份权益，拥有Wangfan Linghang Mobile Network Technology Co., Ltd.(Wangfan Linghang)的30.0%股份权益，(ii)并且通过与Yuehang Chuangyi, 以下公司，及以下公司的股东签署的一系列合同安排控制Beijing Yuehang Digital Media Advertising Co., Ltd.( “VIE架构协议 – Yuehang Sunshine – Beijing Yuehang “)， 包括但不限于以下协议：2008年4月1日签署的《技术开发协议》、2008年4月1日签署的《技术支持与服务协议》、2008年6月25日签署的《技术支持与服务协议补充协议》、2008年4月1日签署的《股权质押协议》、2008年4月1日签署的《股权认购期权协议》，如卖方在其截至2024年12月31日财年的年度报告中所披露，该报告已于2025年5月2日提交至美国证券交易委员会（SEC）。2023年11月，Yuehang Sunshine与Huimin Guo签署了一份《委托持股协议》，根据该协议，Yuehang Sunshine委托该个人作为其在Beijing Yuehang 78.63%股权的名义股东。

WHEREAS, as of the date hereof, (i) Beijing Linghang, controlled by the Seller’s indirect subsidiary Yuehang Chuangyi via related VIE agreements, owns 100% of the issued shares of Dingsheng Ruizhi (Beijing) Investment Consulting Co., Ltd., 98.8% of the issued shares of Beijing Wangfan Jiaming Advertising Co., Ltd. (Beijing Wangfan Advertising), 75% of the issued shares of Beijing Airport United Culture Media Co., Ltd., and 47.2% of the issued shares of Wangfan Linghang; (ii) Beijing Linghang’s subsidiary, Beijing Wangfan Advertising owns 100% of the issued shares of Wenzhou Yuehang Advertising Co., Ltd., 75% of the issued shares of Beijing Dongding Gongyi Advertising Co., Ltd., and 70% of the issued shares of Beijing Wangfan Jiaming Pictures Co., Ltd.

鉴于，截至本协议之日，(i) Beijing Linghang, 是卖方的间接子公司Yuehang Chuangyi通过相关VIE架构协议控制的公司, 拥有Dingsheng Ruizhi (Beijing) Investment Consulting Co., Ltd.的100%股份权益，拥有Beijing Wangfan Jiaming Advertising Co., Ltd.的98.8%股份权益，拥有Beijing Airport United Culture Media Co., Ltd.的75%股份权益，拥有Wangfan Linghang的47.2%股份权益；(ii) Beijing Linghang的子公司Beijing Wangfan Advertising拥有Wenzhou Yuehang Advertising Co., Ltd.的100%股份权益， 拥有Beijing Dongding Gongyi Advertising Co., Ltd.的75%股份权益，拥有Beijing Wangfan Jiaming Pictures Co., Ltd.的70%股份权益。

WHEREAS, as of the date hereof, (i) Wangfan Tianxia, controlled by the Seller’s indirect subsidiary Yuehang Chuangyi via related VIE agreements, owns 100% of the issued shares of Guangzhou Meizheng Online Network Technology Co., Ltd. (Guangzhou Meizheng), and 85% of the issued shares of Yuehang Zhongying Ecommerce Co., Ltd.; (ii) Wangfan Tianxia’s subsidiary Guangzhou Meizheng owns 100% of the issued shares of Meizheng Network Information Technology Co., Ltd.

鉴于，截至本协议之日，(i) Wangfan Tianxia, 是卖方的间接子公司Yuehang Chuangyi通过相关VIE架构协议控制的公司，拥有Guangzhou Meizheng Online Network Technology Co., Ltd. (Guangzhou Meizheng),的100%股份权益，拥有Yuehang Zhongying Ecommerce Co., Ltd.的85%股份权益；(ii) Wangfan Tianxia的子公司Guangzhou Meizheng拥有Meizheng Network Information Technology Co., Ltd.的100%股份权益。

WHEREAS, the Seller desires to sell to the Purchaser, and the Purchaser desire to purchase from the Seller, all of the Purchased Shares (as hereinafter defined) in exchange for US$1 (the “Purchase Price”), subject to the terms and conditions set forth herein (the “Transaction”); and

鉴于，在本协议规定的条款和条件下，卖方希望向买方出售，而买方希望从卖方购买卖方所持有的公司 100%的股份权益（如下文定义），以换取美元 1（“购买价格”）；以及

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereto agree as follows:

现在，因此，考虑到上述前提（这些前提已纳入本协议，如同下文中的全部内容）以及本协议中的陈述、保证、契约和协议，在受法律约束的基础上，双方同意如下：

ARTICLE I

第一条

THE SHARE PURCHASE

股份购买

1.1 Purchase and Sale of Shares. At the Closing (as hereinafter defined) and subject to and upon the terms and conditions of this Agreement, the Seller shall sell, transfer, convey, assign and deliver to the Purchaser, and the Purchaser shall purchase, acquire and accept from the Seller, 100% of the issued and outstanding shares of the Targets (collectively, the “Purchased Shares”), free and clear of all Liens (other than potential restrictions on resale under applicable securities Laws).

1.1 股份的购买和销售。在交易结束时（定义见下文），根据本协议的条款和条件，卖方应向买方出售、转让、转移、转让和交付，买方应向卖方购买、获取和接受公司100%的股份（统称为 “被购买的股份”），不受所有留置权的影响（根据适用证券法对转售的潜在限制除外）。

1.2 Consideration. At the Closing and subject to and upon the terms and conditions of this Agreement, the Purchaser shall deliver to the Seller the Purchase Price.

1.2 交易对价。在交易结束时，根据本协议的条款和条件，买方应向卖方交付购买价格。

1.3 Targets’ Shareholder Consent. Seller, as the controlling shareholder of the Targets, hereby approves, authorizes and consents to the Targets’ execution and delivery of this Agreement and the Ancillary Documents, the performance by the Targets of its obligations hereunder and thereunder and the consummation by the Targets of the transactions contemplated hereby and thereby. Seller acknowledges and agree that the consent set forth herein is intended and shall constitute such consent of the Seller as may be required (and shall, if applicable, operate as a written shareholder resolution of the Targets) pursuant to the Targets’ Charter, any other agreement in respect of the Targets to which the Seller is a party and all applicable Laws.

1.3 公司股东的同意。卖方作为公司的控股股东，特此批准、授权并同意公司签署和交付本协议及附属文件、履行其在本协议项下的义务并完成本协议项下的交易。卖方承认并同意，根据《公司章程》和相关协议、法律，卖方已给与足够的许可和同意（若适用，本同意可以作为公司的书面股东决议）。

ARTICLE II

第二条

CLOSING

交易完成

2.1 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article III, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Hunter Taubman Fischer & Li LLC, on the first (1st) Business Day after all the closing conditions to this Agreement have been satisfied or waived at 10:00 a.m. local time, or at such other date, time or place as the Purchaser and the Seller may agree (the date and time at which the Closing is actually held being the “Closing Date”).

2.1 交易完成。在第三条规定的条件得到满足或豁免的前提下，本协议所设想的交易的完成（“成交”）应在本协议所有成交条件得到满足或豁免后的第一（1）个工作日上午10:00在翰博文律师事务所的办公室进行。或在买方和卖方同意的其他日期、时间或地点（实际举行成交的日期和时间为“成交日”）。

2.2 Corporate Documents. On the Closing Date, the Seller shall deliver or procure to be delivered to the Purchaser the following documents (where applicable) of each of the Targets and its subsidiaries: certificate of incorporation, common seal, rubber chop, business licenses, minutes book, register of directors, register of members, transfer and share certificate book, memorandum and articles of association and business registration certificate.

2.2 公司文件。在成交日，卖方应向买方交付或促使交付本公司及其各子公司的下列文件（如适用）：公司注册证书、公章、橡胶印章、营业执照、会议记录簿、董事登记簿、成员登记簿、转让和股份证书簿、公司章程和商业登记证书。

2.3 Mutual Waiver and Release of Intercompany Balances. Effective as of the Closing, each of Airnet Technology Inc. (“Airnet”) and the Targets, on behalf of themselves and their respective Affiliates, hereby irrevocably waives, releases, and discharges any and all intercompany receivables, payables, loans, advances, and other intercompany balances or claims (whether recorded or unrecorded, whether contingent, accrued or otherwise) that exist as of the Closing between Airnet (and its Affiliates) and any of the Targets (and their respective Affiliates). Each Party further agrees to cause all such balances to be eliminated or written off from their respective books and records, and to take all necessary actions to reflect such waiver and elimination for accounting and financial reporting purposes.

For the avoidance of doubt, no amount shall be payable by either Airnet or any of the Targets (or their respective Affiliates) to the other Party (or its Affiliates) in respect of any such intercompany balances after the Closing.

2.3 集团内部往来款项的相互豁免与解除。自成交之日起，Airnet Technology Inc.（“Airnet”）及各剥离公司，代表其自身及各自的关联方，特此不可撤销地相互豁免、解除并放弃截至成交日彼此之间存 在的所有集团内部往来款项，包括但不限于应收款项、应付款项、借款、预付款项及其他应收应付款或索赔（无论是否账面记录、是否为或有项或应计项）。各方进一步同意促使其各自账簿及会计记录中上述往来款项予以全部核销，并为会计及财务报告目的采取一切必要措施以反映该等豁免与核销。

为免歧义，成交后，无论是Airnet或其任何关联方，抑或各剥离公司或其任何关联方，均无须就上述集团内部往来向对方或其关联方支付任何金额。

ARTICLE III

第三条

CLOSING CONDITIONS

交易完成的条件

3.1 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the transactions described herein shall be subject to the satisfaction or written waiver (where permissible) by the Seller and the Purchaser of the following conditions:

3.1 各方义务的条件。各方完成本协议所述交易的义务应以卖方和买方满足或书面放弃（在允许的情况下）下列条件为前提。

(a) Requisite Regulatory Approvals. All Consents required to be obtained from or made with any Governmental Authority in order to consummate the transactions contemplated by this Agreement shall have been obtained or made.

(a) 必要的监管批准。为了完成本协议所设想的交易，需要从任何政府机构获得或与之达成的所有同意应已获得或达成。

(b) No Law. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

(b) 没有法律阻碍。没有任何政府机构制定、发布、颁布、执行或进入任何当时有效的法律（无论是临时的、初步的还是永久的）或命令，使本协议所设想的交易或协议成为非法，或以其他方式阻止或禁止本协议所设想的交易的完成。

(c) No Litigation. There shall not be any pending Action brought by a third-party non-Affiliate to enjoin or otherwise restrict the consummation of the Closing.

(c) 没有诉讼。不存在任何由第三方非关联方提起的禁止或限制完成交易的未决诉讼。

3.2 Conditions to Obligations of the Targets and the Seller. In addition to the conditions specified in Section 3.1, the obligations of the Targets and the Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Targets and the Seller) of the following conditions:

3.2 公司和卖方义务的条件。除了第3.1节规定的条件外，卖方和公司完成本协议所设想的交易的义务还取决于以下条件的满足或书面放弃（由卖方和公司）。

(a) Payment of Purchase Price. At the Closing, Purchaser shall deliver to Seller the Purchase Price. The Purchase Price shall be paid in U.S. Dollars. All amounts denominated in other currencies (if any) shall be converted into the U.S. Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. “Exchange Rate” means, in relation to any amount of currency to be converted into U.S. Dollars pursuant to this Agreement, the U.S. Dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation.

(a) 购买价格的支付。 在交易结束时，买方应通过电汇或支票向卖方提供购买价。本协议项下的购买价应以美元支付。 所有以其他货币计价的金额（如有）均应按照计算日的汇率折算成等值的美元金额。 “汇率”是指，就根据本协议要兑换成美元的任何数量的货币而言，华尔街日报在相关计算日公布的美元汇率。

(b) Fairness Opinion. Seller’s board of directors (the “Seller’s Board”) shall have received a valuation report from Asia-Pacific Consulting and Appraisal Limited (or such other financial advisor as approved by the Seller’s Board”).

(b) 公平意见。卖方的董事会（“卖方董事会”）应已收到Asia-Pacific Consulting and Appraisal Limited（或卖方董事会批准的其他财务顾问）的评估报告。

3.3 Conditions to Obligations of the Purchaser. In addition to the conditions specified in Section 3.1, the obligations of the Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Purchaser) of the following conditions:

3.3 买方义务的条件。除了第3.1条规定的条件外，买方完成本协议所设想的交易的义务还取决于以下条件的满足或书面放弃（由买方）。

(a) Share Certificates and Transfer Instruments. The Purchaser shall have received from Seller certificate representing the Purchased Shares (or duly executed affidavits of lost stock certificates in form and substance reasonably acceptable to the Purchaser), together with executed instruments of transfer in respect of the Purchased Shares in favor of the Purchaser (or its nominee) and in form reasonably acceptable for transfer on the books of the Targets.

(a) 股票和转让文件。买方应从卖方处收到代表购得股票的证书或文书（或以买方合理接受的形式和内容正式签署的遗失股票的宣誓书），以及以买方（或其代名人）为受益人的、在公司账簿上合理接受的形式的购得股票的转让文书。

3.4 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article III to be satisfied if such failure was caused by such the failure of such Party or its Affiliates to comply with or perform any of its covenants or obligations set forth in this Agreement.

3.4 条件的受阻。不管本文有任何相反的规定，如果本第三条规定的任何条件未能得到满足是由于该方或其关联方未能遵守或履行其在本协议中规定的任何契约或义务而造成的，则任何一方不得以该条件未能得到满足为依据。

ARTICLE IV

第四条

PURCHASER REPRESENTATIONS AND WARRANTIES

买方的陈述和保证

Purchaser hereby represents and warrants to the Seller as follows:

买方在此向卖方陈述和保证如下。

4.1 Authorization; Binding Agreement. The Purchaser has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (a) have been duly and validly authorized and (b) no other corporate proceedings, other than as set forth elsewhere in the Agreement, are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been, and shall be when delivered, duly and validly executed and delivered by the Purchaser, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, and constitutes, or when delivered shall constitute, the valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).

4.1 授权；有约束力的协议。买方拥有所有必要的权力和授权来执行和交付本协议，履行其在本协议下的义务并完成本协议所设想的交易。本协议的签署和交付以及据此设想的交易的完成(a)已得到正式和有效的授权，(b)除了协议中其他地方规定的以外，没有其他公司程序需要授权签署和交付本协议或完成据此设想的交易。本协议已经并将在交付时由买方正式和有效地执行和交付，假定本协议的其他各方适当授权、执行和交付本协议，并构成或在交付时将构成买方的有效和有约束力的义务，可根据其条款对买方执行，除非其可执行性可能受到适用破产的限制。但其可执行性可能受到适用的破产法、无力偿债法、重组法和暂停法以及其他普遍适用的影响债权人权利执行的法律的限制，或受到任何适用的时效法规的限制，或受到任何有效的抵销或反诉抗辩的限制，以及衡平法补救措施或救济（包括具体执行的补救措施）须由可能寻求此类救济的法院酌情处理的事实（统称 “可执行性例外”）。

4.2 Governmental Approvals. No Consent of or with any Governmental Authority, on the part of the Purchaser is required to be obtained or made in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

4.2 政府批准。在执行、交付或履行本协议或完成本协议所设想的交易时，买方不需要获得或与任何政府机构达成任何同意。

4.3 Non-Contravention. The execution and delivery by the Purchaser of this Agreement and the consummation of the transactions contemplated hereby, and compliance with any of the provisions hereof, will not (a) conflict with or violate any Law, Order or Consent applicable to such Party or any of its properties or assets, or (b) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by such Party under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of such Party under, (viii) give rise to any obligation to obtain any third party consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material contract of such Party.

4.3 不违反规定。买方签署和交付本协议和完成本协议所设想的交易，以及遵守本协议的任何规定，将不会(a)与适用于该方或其任何财产或资产的任何法律、命令或同意相冲突或违反。或(b)(i)违反、抵触或导致违反，(ii)构成违约（或构成违约的事件，如果有通知或时间的推移，或两者都有），(iii)导致终止、撤回、暂停、取消或修改，(iv)加速该方根据要求的履行，(v) 导致终止或加速的权利，(vi) 引起任何付款或提供赔偿的义务，(vii) 导致对该方的任何财产或资产产生任何留置权，(viii) 引起获得任何第三方同意或向任何人提供任何通知的义务，或(ix) 赋予任何人宣布违约的权利。行使任何补救措施，要求回扣、退款、罚款或改变交付时间表，加速到期或履行，取消、终止或修改该方任何重大合同的任何条款、条件或规定下的任何权利、利益、义务或其他条款。

4.4 Acknowledgement of VIE Structure. The Purchaser acknowledges and confirms that it has been informed of, and understands, the structure and legal implications of the use of one or more variable interest entities (the “VIEs”) by the Targets in the PRC. The Purchaser further acknowledges that: (i) under the variable interest entity structure (the “VIE Structure”), the Targets do not directly own the equity interests in the VIEs located in the PRC but instead control and receive the economic benefits of such entities through a series of contractual arrangements, and the VIE is consolidated for accounting purposes; (ii) the VIE Structure is commonly used by PRC-based companies to facilitate foreign investment in industries where direct foreign ownership is restricted or prohibited under PRC laws and regulations; (iii) there are risks associated with the VIE Structure, including but not limited to, the enforceability of the contractual arrangements under PRC law, potential government actions that may affect the legality or viability of the structure, and limitations on the Company’s ability to exert control over the VIEs in certain circumstances; (iv) the Purchaser accepts the risks inherent in the VIE Structure and agrees that the existence of such structure shall not be deemed a breach of any representation, warranty, or covenant under this Agreement.

4.4 对VIE架构的确认。买方确认并承认，其已被告知并理解公司在中国采用一个或多个可变利益实体（“VIE”）的架构及其法律后果。买方进一步确认并承认：（i）根据可变利益实体架构（“VIE架构”），公司并不直接持有位于中国的VIE的股权，而是通过一系列合同安排对该等实体进行控制并获得其经济利益，并在会计上将VIE纳入合并报表；（ii）VIE架构是中国公司在外资受限或禁止进入的行业中，为引入外国投资而普遍采用的方式；（iii）VIE架构存在一定风险，包括但不限于：相关合同安排在中国法律下的可执行性、可能影响该架构合法性或可行性的政府行为、以及公司在某些情况下对VIE控制能力的限制；（iv）买方接受VIE架构所固有的风险，并同意该架构的存在不应视为公司违反本协议项下的任何陈述、保证或契约。

ARTICLE V

第五条

seller’s REPRESENTATIONS AND WARRANTIES

公司的陈述和保证

The Seller hereby represents and warrants to the Purchaser as follows:

卖方在此向买方陈述并表述如下：

5.1 Due Organization and Good Standing. (i) The Targets are duly incorporated and is validly existing under the laws of their respective jurisdictions;

5.1 适当的组织和良好的地位。公司根据各自的注册地法律正式注册成立并有效存在。

5.2 Authorization; Binding Agreement. Each of the Seller and the Targets has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (a) have been duly and validly authorized and (b) no other corporate proceedings, other than as set forth elsewhere in the Agreement, are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been, and shall be when delivered, duly and validly executed and delivered by each of the Seller and the Targets, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, and constitutes, or when delivered shall constitute, the valid and binding obligation of each of the Seller and the Targets, enforceable against each of the Seller and the Targets in accordance with its terms, except to the extent that enforceability thereof may be limited by the Enforceability Exceptions.

5.2 授权；有约束力的协议。卖方与公司拥有所有必要的公司权力和授权来执行和交付本协议，履行其在本协议下的义务并完成本协议所设想的交易。本协议的签署和交付以及据此进行的交易(a)已得到正式和有效的授权，(b)除了协议中规定的以外，没有其他公司程序需要授权签署和交付本协议或完成据此进行的交易。本协议已经并将在交付时由卖方与公司正式和有效地执行和交付，假定本协议的其他各方适当授权、执行和交付本协议，并构成或在交付时将构成卖方与公司的有效和有约束力的义务，可根据其条款对卖方与公司强制执行，但其可执行性可能受到可执行性例外的限制。

5.3 Governmental Approvals. No Consent of or with any Governmental Authority, on the part of any of the Seller or the Targets is required to be obtained or made in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby and thereby, other than (a) such filings as may be required in any jurisdiction in which the Targets are qualified or authorized to do business as a foreign corporation in order to maintain such qualification or authorization, (b) such filings as contemplated by this Agreement, (c) any filings required with the Nasdaq Capital Market with respect to the transactions contemplated by this Agreement, or (d) applicable requirements, if any, of the Securities Act, the Exchange Act and/ or any state “blue sky” securities laws, and the rules and regulations thereunder.

5.3 政府批准。在执行、交付或履行本协议或完成本协议所设想的交易方面，卖方与公司不需要获得或与任何政府机构达成任何同意，除了(a)在本公司有资格或被授权作为外国公司做生意的任何司法管辖区，为保持这种资格或授权而可能需要的备案。(b) 本协议所设想的此类文件，(c) 就本协议所设想的交易向纳斯达克所提交的任何文件，或(d) 《证券法》、《交易法》和/或任何州的 “蓝天 “证券法及其规则和条例的适用要求（如有）。

5.4 Non-Contravention. The execution and delivery by each of the Seller and the Targets of this Agreement and the consummation of the transactions contemplated hereby, and compliance with any of the provisions hereof, will not (a) conflict with or violate any provision of the Organizational Documents of any of the Seller or the Targets (if any), (b) conflict with or violate any Law, Order or Consent applicable to any of the Seller or the Targets or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by any of the Seller or the Targets under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of any of the Seller or the Targets under, (viii) give rise to any obligation to obtain any third party consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material contract of any of the Seller or the Targets.

5.4 不违反规定。卖方与公司签署和交付本协议以及完成本协议所设想的交易，以及遵守本协议的任何规定，不会(a)与卖方或公司组织文件的任何规定（如有）相冲突或违反，(b)与适用于卖方或公司或其任何财产或资产的任何法律、命令或同意相冲突或违反。或(c)(i)违反、抵触或导致违反；(ii)根据(i)构成违约（或在发出通知或时间流逝后将构成违约的事件）；(iii)导致终止、撤回、暂停、取消或修改；(iv)加速履行卖方或公司根据(i)的要求。(v) 导致项下的终止或加速的权利，(vi) 导致项下的任何付款或提供赔偿的义务，(vii) 导致项下对卖方或公司的任何财产或资产产生任何留置权，(viii) 导致获得任何第三方同意或向任何人士提供任何通知的义务，或(ix) 赋予任何人士宣布违约的权利。行使任何补救措施，要求回扣、退款、罚款或改变交付时间表，加速到期或履行，取消、终止或修改卖方或公司任何重大合同的任何条款、条件或规定下的任何权利、利益、义务或其他条款。

ARTICLE VI

第六条

TERMINATION AND EXPENSES

终止和费用

6.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

6.1 终止。本协议可以终止，据此进行的交易也可以在结束前的任何时候放弃，具体如下。

(a) by mutual written consent of the Purchaser and the Seller; or

(a) 经买方和卖方共同书面同意；或

(b) by written notice by either the Purchaser or the Seller if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 6.1(b) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority.

(b) 如果有管辖权的政府机构发布命令或采取任何其他行动，永久限制、禁止或以其他方式禁止本协议所设想的交易，并且该命令或其他行动已成为最终的和不可上诉的，则由买方或卖方发出书面通知；但是，根据本第6节的规定，终止本协议的权利不适用。 但是，如果一方或其附属机构未能遵守本协议的任何规定，是导致该政府当局采取这种行动的主要原因，或在很大程度上导致了这种行动，则该方不得根据本第6节(b)终止本协议。

6.2 Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 6.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 6.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 6.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, and nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement. Without limiting the foregoing, and except as provided in this Article VI, the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 6.1.

6.2 终止的效果。本协议只能在第6.1节所述的情况下终止，并根据适用方交付给其他适用方的书面通知终止，该通知列出了这种终止的依据，包括第6.1节中作出这种终止的规定。如果根据第6.1节有效终止本协议，本协议将立即失效，任何一方或其各自的任何代表都不承担任何责任，每一方的所有权利和义务都将停止，而且本协议的任何内容都不能免除任何一方在本协议终止前故意违反本协议下的任何陈述、保证、契约或义务或对该方的任何欺诈性索赔所承担的责任。在不限制上述规定的情况下，除了本第六条的规定外，双方在结束之前，对于另一方违反本协议中的任何陈述、保证、契约或其他协议，或与本协议所设想的交易有关的唯一权利，是根据第6.1条终止本协议的权利（如果适用）。

6.3 Fees and Expenses. All Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses. As used in this Agreement, “Expenses” shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters related to the consummation of this Agreement.

6.3 费用和开支。与本协议和本协议所设想的交易有关的所有费用都应由产生这些费用的一方支付。在本协议中，“费用 “应包括一方或其代表在授权、准备、谈判、执行或履行本协议或与之相关的任何附属文件以及与完成本协议有关的所有其他事项方面所发生的所有实际费用（包括律师、会计师、投资银行家、财务顾问、融资来源、专家和顾问的所有费用和支出）。

ARTICLE VII

[RESERVED]

ARTICLE VIII

第八条

SURVIVAL

存续

8.1 Survival. All representations and warranties of the Purchaser and the Seller contained in this Agreement (including all schedules and exhibits hereto and all certificates, documents, instruments and undertakings furnished pursuant to this Agreement) shall survive the Closing through and until the second (2nd) anniversary of the Closing Date; provided, however, that Fraud Claims, if any, brought by one Party against the Purchaser or Seller, arising out of the Purchaser’s or Seller’s breach of their respective representations and warranties in this agreement, shall survive indefinitely. If written notice of a claim for breach of any representation or warranty has been given before the applicable date when such representation or warranty no longer survives in accordance with this Section 8.1, then the relevant representations and warranties shall survive as to such claim, until the claim has been finally res olved. All covenants, obligations and agreements of the Purchaser contained in this Agreement (including all schedules and exhibits hereto and all certificates, documents, instruments and undertakings furnished pursuant to this Agreement), including any indemnification obligations, shall survive the Closing and continue until fully performed in accordance with their terms.

8.1 存续。买方在本协议中的所有陈述和保证（包括所有附表和附件以及根据本协议提供的所有证书、文件、文书和承诺）应在结束时继续有效，直到结束日期的第二（2）周年；但是，本协议一方基于买方或卖方对本协议中其陈述和保证的违反，向买方或卖方提起的欺诈性索赔应无限期地存在。如果违反任何陈述或保证的索赔的书面通知是在该陈述或保证根据本第8.1节不再存续的适用日期之前发出的，那么相关的陈述和保证对该索赔应继续有效，直到该索赔得到最终解决。本协议中包含的买方的所有契约、义务和协议（包括本协议的所有附表和附件以及根据本协议提供的所有证书、文件、文书和承诺），包括任何赔偿义务，在成交后继续有效，直到按照其条款完全履行。

ARTICLE IX

第九条

MISCELLANEOUS

杂项

9.1 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means, with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

9.1 通知。本协议项下的所有通知、同意、弃权和其他通信均应采用书面形式，并应在以下情况下被视为已正式发出：(i)亲自送达；(ii)通过传真或其他电子方式送达，并确认收到；(iii)在发送后的一个工作日内，如果通过有信誉的。(iii) 如果通过国家认可的隔夜快递服务发送，则在发送后的一个工作日内，或(iv) 如果通过挂号或认证邮件发送，则在邮寄后的三(3)个工作日内，预付邮资并要求回执，在每一种情况下，都送到适用方的以下地址（或应通过类似通知指定的一方的其他地址）。

If to the Seller: 卖方信息：

Airnet Technology Inc.

Address: Suite 301, No. 26 Dongzhimenwai Street Chaoyang District, Beijing 100027
People’s Republic of China

Tel: +86 10 8460 8818

Email: ellen@airmedia.com.sg

Attn: Dan Shao, CEO

With a copy to: 抄送：	Hunter Taubman Fischer & Li LLC Address: 950 Third Avenue, 19th Floor New York, NY 10022 Tel: 212-530-2208 Fax: 212-202-6380 Email: jwu@htflawyers.com Attn.: Joan Wu, Esq.

If to the Purchaser: 买方信息：	AR iCapital LLP Address: 1 Coleman Street #05-01 The Adelphi Singapore 179803 Tel: 6438 3303 Email: louis@arintu.com Attn: Louis Chan, Managing Partner

9.2 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Purchaser and the Seller, and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

9.2 约束力；转让。本协议和本协议的所有条款对双方及其各自的继承人和允许的受让人具有约束力，并使其受益。未经买方和卖方事先书面同意，本协议不得通过法律或其他方式进行转让，任何未经同意的转让都是无效的；但这种转让不应免除转让方在本协议下的义务。

9.3 Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

9.3 第三方。本协议或任何一方所执行的与本协议所设想的交易有关的任何文书或文件中的任何内容，都不应在非本协议的缔约方或该缔约方的继承人或允许的转让人的任何个人身上创造任何权利，或被视为为其利益而执行

9.4 Arbitration. Any and all disputes, controversies and claims (other than applications for a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution under this Section 9.4) arising out of, related to, or in connection with this Agreement or the transactions contemplated hereby (a “Dispute”) shall be governed by this Section 9.4. A party must, in the first instance, provide written notice of any Disputes to the other parties subject to such Dispute, which notice must provide a reasonably detailed description of the matters subject to the Dispute. The parties involved in such Dispute shall seek to resolve the Dispute on an amicable basis within ten (10) Business Days of the notice of such Dispute being received by such other parties subject to such Dispute; the “Resolution Period”); provided, that if any Dispute would reasonably be expected to have become moot or otherwise irrelevant if not decided within sixty (60) days after the occurrence of such Dispute, then there shall be no Resolution Period with respect to such Dispute. Any Dispute that is not resolved during the Resolution Period may immediately be referred to and finally resolved by arbitration pursuant to the then-existing Expedited Procedures of the Commercial Arbitration Rules (the “AAA Procedures”) of the American Arbitration Association (the “AAA”). Any party involved in such Dispute may submit the Dispute to the AAA to commence the proceedings after the Resolution Period. To the extent that the AAA Procedures and this Agreement are in conflict, the terms of this Agreement shall control. The arbitration shall be conducted by one arbitrator nominated by the AAA promptly (but in any event within five (5) Business Days) after the submission of the Dispute to the AAA and reasonably acceptable to each party subject to the Dispute, which arbitrator shall be a commercial lawyer with substantial experience arbitrating disputes under acquisition agreements. The arbitrator shall accept his or her appointment and begin the arbitration process promptly (but in any event within five (5) Business Days) after his or her nomination and acceptance by the parties subject to the Dispute. The proceedings shall be streamlined and efficient. The arbitrator shall decide the Dispute in accordance with the substantive law of the State of New York. Time is of the essence. Each party shall submit a proposal for resolution of the Dispute to the arbitrator within twenty (20) days after confirmation of the appointment of the arbitrator. The arbitrator shall have the power to order any party to do, or to refrain from doing, anything consistent with this Agreement, the Ancillary Documents and applicable Law, including to perform its contractual obligation(s); provided, that the arbitrator shall be limited to ordering pursuant to the foregoing power (and, for the avoidance of doubt, shall order) the relevant party (or parties, as applicable) to comply with only one or the other of the proposals. The arbitrator’s award shall be in writing and shall include a reasonable explanation of the arbitrator’s reason(s) for selecting one or the other proposal. The seat of arbitration shall be in New York County, State of New York. The language of the arbitration shall be English.

9.4 仲裁。因本协议或本协议所设想的交易而产生的、与之相关的或与之有关的任何及所有争议、纠纷和索赔（不包括申请临时禁止令、初步禁止令、永久禁止令或其他公平救济或申请执行本第9.4节规定的决议）（“争议”）应受本第9.4节管辖。一方必须在第一时间将任何争议书面通知给受该争议影响的其他各方，该通知必须对受争议影响的事项进行合理的详细描述。该争议所涉各方应在该争议所涉其他各方收到该争议通知后的十（10）个工作日内寻求友好解决该争议；“解决期”）；但如果任何争议在该争议发生后六十（60）天内不作决定，则合理地预期该争议将变得无意义或不相关，则该争议将没有解决期。任何在解决期内未得到解决的争议，可立即根据当时存在的美国仲裁协会（“AAA”）商业仲裁规则的快速程序（“AAA程序”）提交并最终通过仲裁解决。该争议所涉及的任何一方可以将争议提交给美国仲裁协会，以便在解决期限之后开始程序。如果AAA程序和本协议有冲突，应以本协议的条款 为 准。仲裁应在争议提交给AAA后迅速（但在任何情况下在五（5）个工作日内）由AAA提名的一名仲裁员进行，并为争议的每一方合理地接受，该仲裁员应是一名商业律师，在收购协议的争议方面具有丰富的仲裁经验。仲裁员应接受其任命，并在其被提名和被争议各方接受后迅速开始仲裁程序（但无论如何应在五（5）个营业日内）。仲裁程序应精简、高效。仲裁员应根据纽约州的实体法裁决争议。时间是关键。各方应在确认仲裁员任命后二十（20）天内向仲裁员提交解决争议的建议。仲裁员有权命令任何一方做或不做符合本协议、附属文件和适用法律的任何事情，包括履行其合同义务；但仲裁员应仅限于根据上述权力命令（为避免疑问，应命令）相关方（或各方，如适用）只遵守其中一个或另一个建议。仲裁员的裁决应是书面的，并应包括对仲裁员选择一种或另一种建议的理由的合理解释。仲裁地点应在纽约州的纽约县。仲裁的语言为英语。

9.5 Governing Law; Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of New York without regard to the conflict of laws principles thereof. Subject to Section 9.4, all Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York (or in any court in which appeal from such courts may be taken) (the “Specified Courts”). Subject to Section 9.4, each Party hereto hereby (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section 9.1. Nothing in this Section 9.5 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

9.5 管辖法律；管辖权。本协议应受纽约州法律的管辖，并根据其解释和执行，而不考虑其法律原则的冲突。根据第9.4条的规定，由本协议引起的或与本协议有关的所有诉讼应在位于纽约州纽约市的任何州或联邦法院（或可对这些法院提出上诉的任何法院）（“特定法院”）专门审理和裁决。根据第9.4的规定，本协议的每一方在此 (a)服从任何特定法院的专属管辖权，以处理本协议的任何一方提出的或与之相关的任何诉讼，以及 (b)不可撤销地放弃，并同意不以动议、辩护或其他方式在任何此类诉讼中主张任何声称其本人不受上述法院的管辖，其财产被豁免或免于扣押或执行，该诉讼是在不方便的法院提起的，该诉讼的地点是不恰当的，或本协议或本协议所设想的交易可能不会在任何特定的法院强制执行。各方同意，任何诉讼的最终判决应是决定性的，并可在其他司法管辖区通过对判决的诉讼或法律规定的任何其他方式执行。每一方不可撤销地同意，在与本协议所设想的交易有关的任何其他诉讼或程序中，以其自身或其财产的名义，将传票和申诉以及任何其他程序的副本亲自送达第9.1节规定的该方的适用地址。本第9.5条的规定不影响任何一方以法律允许的任何其他方式送达法律程序的权利。

9.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.6.

9.6 放弃陪审团审判。在适用法律允许的最大范围内，本协议各方在此放弃其对直接或间接产生于本协议或本协议所设想的交易的任何诉讼的陪审团审判的权利。本协议的每一方(a)证明，任何其他方的代表都没有明确或以其他方式表示，该其他方在发生任何诉讼时不会寻求执行上述放弃，并且(b)承认它和本协议的其他各方是在本节中的相互放弃和证明等因素的诱导下签订本协议。

9.7 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

9.7 具体执行。每一方都承认，每一方完成本协议所设想的交易的权利是独一无二的，承认并确认，如果任何一方违反本协议，金钱上的损失可能是不够的，非违约方可能没有足够的法律补救措施，并同意，如果本协议的任何条款没有被适用方按照其具体条款履行或被违反，将会发生不可弥补的损失。因此，每一方都有权寻求禁令或限制令，以防止违反本协议的行为，并寻求具体执行本协议的条款和规定，而不需要交纳任何保证金或其他担保，也不需要证明金钱损失是不够的，这是该方根据本协议、法律或衡平法可能享有的任何其他权利或补救措施的补充。

9.8 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute any invalid, illegal or unenforceable provision with a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

9.8 可分割性。如果本协议中的任何条款在某一司法管辖区被认定为无效、非法或无法执行，那么就所涉及的司法管辖区而言，该条款应被修改或删除，但以使其有效、合法和可执行为限，本协议其余条款的有效性、合法性和可执行性不得以任何方式受到影响或损害，该条款的有效性、合法性或可执行性在任何其他司法管辖区不得受到影响。一旦确定任何条款或其他规定是无效的、非法的或无法执行的，双方将以适当和公平的规定来替代任何无效的、非法的或无法执行的规定，只要是有效的、合法的和可执行的，就可以实现该无效的、非法的或无法执行的规定的意图和目的。

9.9 Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Purchaser and the Seller.

9.9 修订。本协议只能通过买方和卖方签署的书面文件进行修订、补充或修改。

9.10 Waiver. The Purchaser on behalf of itself, the Targets on behalf of itself and its Affiliates, and the Seller on behalf of itself, may in its sole discretion (i) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (ii) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

9.10 弃权。买方代表其自身，公司代表其自身及其关联方，以及卖方代表其自身，可以自行决定(i)延长任何其他非关联方履行任何义务或其他行为的时间，(ii)放弃其他非关联方在本协议中或根据本协议交付的任何文件中的任何不准确的陈述和保证，以及(iii)放弃其他非关联方对本协议中任何契约或条件的遵守。任何这样的延期或放弃，只有在由受约束的一方或多方签署的书面文件中列明才有效。尽管有上述规定，任何一方未能或延迟行使本协议项下的任何权利，都不能作为对该权利的放弃，任何单一或部分的行使也不能排除任何其他或进一步行使本协议项下的任何其他权利。

9.11 Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits, annexes and schedules attached hereto, which exhibits, annexes and schedules are incorporated herein by reference, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

9.11 完整的协议。本协议和本协议提及的文件或文书，包括本协议所附的任何展品、附件和附表，这些展品、附件和附表通过提及而纳入本协议，体现了本协议双方就本协议所含主题达成的全部协议和谅解。除了本协议明确规定或提及的或本协议提及的文件或文书外，没有任何限制、承诺、陈述、保证、契约或保证，它们共同取代了所有先前的协议和双方之间关于本协议所载事项的谅解。

9.12 Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule”, “Exhibit” and “Annex” are intended to refer to Sections, Articles, Schedules, Exhibits and Annexes to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall including any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall including any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders shall include any applicable owners of the equity interests of such Person, in whatever form, including with respect to the Purchaser its shareholders under the applicable PRC laws or its Organizational Documents. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Targets to be given, delivered, provided or made available by the Targets, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the Purchaser or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Targets for the benefit of the Purchaser and its Representatives and the Purchaser and its Representatives have been given access to the electronic folders containing such information.

9.12 解释。本协议中的目录以及条款和章节的标题仅用于参考，不属于双方协议的一部分，并且不以任何方式影响本协议的含义或解释。在本协议中，除非上下文另有要求。(a) 本协议中使用的任何代词应包括相应的阳性、阴性或中性形式，单数的词，包括任何定义的术语，包括复数，反之亦然。(b) 对任何个人的提及包括该人的继承人和受让人，但如果适用，只有在该继承人和受让人被本协议允许的情况下，对一个人的特定身份的提及不包括该人的任何其他身份； (c) 本协议或任何附属文件中使用的、未另行定义的任何会计术语具有根据公认会计准则赋予该术语的含义。(d) “包括”（以及相关的含义 “包括”）是指包括但不限制该术语之前或之后的任何描述的一般性，并应在每种情况下被视为在 “无限制 “之后； (e) 本协议中的 “这里”、“这里 “和 “这里 “以及其他类似含义的词语应在每种情况下被视为指本协议的整体，而不是指本协议的任何特定章节或其他细分部分。(f) 本协议中使用的 “如果 “一词和其他类似含义的词在每种情况下都应被视为在 “只有在 “之后；(g) 术语 “或 “意味着 “和/或”；(h) 任何对 “正常过程 “或 “正常业务过程 “的提及在每种情况下都应被视为在 “符合以往惯例 “之后。(i) 在此定义或提及的或在此提及的任何协议或文书中的任何协议、文书、保险单、法律或命令是指不时修正、修改或补充的此类协议、文书、保险单、法律或命令，包括（就协议或文书而言）通过放弃或同意以及（就法规、条例、规则或命令而言）通过继承可比的后续法规、条例、规则或命令以及提及其所有附件和纳入其中的文书。(j) 除非另有说明，本协议中所有提到 “章节”、“条款”、“附表”、“附件 “的地方都是指本协议的章节、条款、附表、附件；以及 (k) 术语 “美元 “或”$”是指美国美元。本协议中提到的任何个人的董事应包括该人的管理机构的任何成员，本协议中提到的任何个人的官员应包括为该人担任基本类似职位的任何人员。在本协议或任何附属文件中提到一个人的股东，应包括该人的股权的任何适用的所有者，无论其形式如何，包括就买方而言，其在中华人民共和国法案或其组织文件中的股东。双方共同参与了本协议的谈判和起草工作。因此，如果出现歧义或意图或解释的问题，本协议应被解释为由双方共同起草，并且不应出现有利于或不利于任何一方的推定或举证责任，因为本协议的任何条款的作者。如果任何合同、文件、证书或文书由本公司表示并保证由本公司给予、交付、提供或提供，为了使该合同、文件、证书或文书被视为已给予、交付、提供和提供给买方或其代表，该合同、文件、证书或文书应已张贴到代表本公司为买方及其代表的利益而维护的电子数据网站，并且买方及其代表已被允许访问包含这些信息的电子文件夹。

9.13 Counterparts. This Agreement may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

9.13 对等文件。本协议可以通过一份或多份对等文件来执行和交付（包括通过传真或其他电子传输方式），并由不同的缔约方以不同的对等文件来执行，每一份对等文件在执行时都应被视为一份正本，但所有对等文件合在一起应构成一份相同的协议。

ARTICLE X

第十条

DEFINITIONS

定义

10.1 Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

10.1 具体定义。就本协议而言，以下大写的术语具有以下含义：

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“诉讼 ”是指由任何政府当局或在任何政府当局面前发出的任何不遵守或违反的通知，或任何索赔、要求、指控、行动、诉讼、诉讼、审计、和解、投诉、协议、评估或仲裁，或任何要求（包括任何信息要求）、调查、听证、诉讼或调查。

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.

“关联方 ”是指，就任何个人而言，直接或间接控制、被其控制或与之共同控制的任何其他个人。

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, including the other agreements, certificates and instruments to be executed or delivered by any of the parties hereto in connection with or pursuant to this Agreement.

“附属文件 ”是指本协议中作为附件的每一份协议、文书或文件，包括本协议任何一方就本协议或根据本协议将签署或交付的其他协议、证书和文书。

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business.

“营业日 ”是指除周六、周日或任何纽约商业银行被授权关闭营业的法定假日以外的日期。

“Targets’ Charter” means the business registration of the Targets.

“公司章程 ”是指公司商业登记。

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“同意 ”是指任何政府当局或任何其他人的同意、批准、放弃、授权或许可，或向任何政府当局或任何其他人发出的通知或声明或备案。

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses, franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“合同 ”是指所有合同、协议、有约束力的安排、债券、票据、契约、抵押、债务文书、采购订单、许可证、特许权、租赁和其他任何种类的书面或口头文书或义务（包括其任何修正案和其他修改）。

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (the “10% Owner”) (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a 10% Owner) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

对一个人的 “控制 “是指直接或间接拥有指导或导致指导该人的管理和政策的权力，无论是通过拥有投票权的证券，通过合同，还是其他。“被控制”、“控制 “和 “被共同控制 “具有相关的含义。在不限制上述规定的情况下，一个人（“被控制人”）应被视为受以下情况控制：(a) 任何其他人（“10%的所有者”）(i)按《交易法》第13d-3条的意思，实际拥有使该人有权投票选举被控制人的董事或同等管理机构的百分之十（10%）或以上的证券，或（ii）有权分配或接受被控制人百分之十（10%）或以上的利润、损失或分配。(b) 被控制人的高级职员、董事、普通合伙人、合伙人（有限合伙人除外）、经理或成员（无管理权的成员除外，且不属于10%的所有者）。或 (c) 被控制人关联公司的配偶、父母、直系亲属、兄弟姐妹、姑姑、叔叔、侄女、岳母、岳父、嫂子或姐夫，或为被控制人关联公司的利益而设立的信托，或被控制人的关联公司是其受托人。

“Fraud Claim” means any claim based in whole or in part upon fraud, willful misconduct or intentional misrepresentation.

“欺诈性索赔 ”是指全部或部分基于欺诈、故意不当行为或故意虚假陈述的任何索赔。

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“GAAP “是指美国公认会计准则。

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“政府机构 ”是指任何联邦、州、地方、外国或其他政府、准政府或行政机构、工具、部门或机构或任何法院、法庭、行政听证机构、仲裁小组、委员会或其他类似的争端解决小组或机构。

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“法律 ”是指由任何政府当局发布、颁布、通过、批准、制定、实施或以其他方式生效的任何联邦、州、地方、市政、外国或其他法律、法规、立法、普通法原则、条例、法典、法令、公告、条约、公约、规则、指令、要求、令状、禁令、和解、命令或同意。

“Liabilities” means any and all liabilities, indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured and whether due or to become due), including tax liabilities due or to become due.

“负债 ”是指任何性质的任何和所有负债、债务、行动或义务（无论是绝对的、应计的、或有的还是其他的，无论是已知的还是未知的，无论是直接的还是间接的，无论是成熟的还是未成熟的，以及无论是到期的还是将到期的），包括到期的或将到期的税务责任。

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“留置权 ”是指任何抵押、质押、担保权益、附加物、优先购买权、选择权、代理权、投票信托、负担、留置权或任何种类的收费（包括任何有条件的销售或其他所有权保留协议或具有此类性质的租赁）、限制（无论是关于投票、销售、转让、处置或其他）、有利于另一人的任何排序安排、根据统一商法典或任何类似法律作为债务人提交融资声明的任何申请或协议。

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“命令 ”是指由任何政府机构或在其授权下作出或已经作出、进入或以其他方式生效的任何命令、法令、裁定、判决、禁令、令状、决定、有约束力的决定、裁决、司法裁决或其他行动。

“Organizational Documents” means, with respect to the Purchaser, the Purchaser Charter, and with respect to any other Party, its Certificate of Incorporation and Bylaws or similar organizational documents, in each case, as amended.

“组织文件”，对买方而言，是指《买方章程》，对任何其他方而言，是指其公司证书和公司章程或类似的组织文件，在每种情况下，都是经修订的。

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“人 ”是指个人、公司、合伙企业（包括普通合伙企业、有限合伙企业或有限责任合伙企业）、有限责任公司、协会、信托或其他实体或组织，包括国内或国外政府或其政治分支，或其机构或工具。

“Representative” means, as to any Person, such Person’s Affiliates and its and their managers, directors, officers, employees, agents and advisors (including financial advisors, counsel and accountants).

“代表 ”是指，对于任何一个人来说，该人的附属机构及其经理、董事、官员、雇员、代理人和顾问（包括财务顾问、律师和会计师）。

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.

“税收 ”是指(a)所有直接或间接的联邦、州、地方、外国和其他净收入、总收入、总收益、销售、使用、增值、从价、转让、特许经营、利润、许可证、租赁、服务、服务使用、预扣、工资、就业、社会保障和与支付雇员报酬有关的缴款、消费税、离职费、印花税、职业税、保险费、财产、意外利润、替代最低税、估计、海关、关税或其他任何种类的税、费、评估或收费。(b) 支付(a)条所述款项的任何 责任，不论是由于在任何时期成为附属、合并、联合或统一集团的成员，还是由于法律的实施，以及(c)由于与任何其他人达成的任何税收分享、税收集团、税收赔偿或税收分配协议，或任何其他明示或暗示的赔偿协议，支付(a)或(b)条所述的款项的任何责任。

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS]

以下无正文，为签名页

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed and delivered by its respective duly authorized officer as of the date first written above.

作为证明，本协议的每一方已使本协议由其各自的正式授权官员在上述第一个日期签署和交付.

The Purchaser: AR iCapital LLP
买方:	AR iCapital LLP

By:	/s/ Louis Chan
Louis Chan
Title:	Managing Partner

The Seller: Airnet Technology Inc.
卖方:	Airnet Technology Inc.

By:	/s/ Dan Shao
Dan Shao
Title:	Chief Executive Officer

The Targets: Broad Cosmos Enterprises Ltd.
公司:	Broad Cosmos Enterprises Ltd.

By:	/s/ Man Guo
Man Guo
Title:	Shareholder

The Targets: Air Net International Limited
公司:	Air Net International Limited

By:	/s/ Man Guo
Man Guo
Title:	Shareholder

The Targets: Air Net (China) Limited
公司:	Air Net (China) Limited

By:	/s/ Man Guo
Man Guo
Title:	Shareholder

The Targets: Shenzhen Yuehang Information Technology Co., Ltd.
公司:	Shenzhen Yuehang Information Technology Co., Ltd.

By:	/s/ Man Guo
Man Guo
Title:	Legal Representative

The Targets: Xian Shengshi Dinghong Information Technology Co., Ltd.
公司:	Xian Shengshi Dinghong Information Technology Co., Ltd.

By:	/s/ Lin Wang
Lin Wang
Title:	Legal Representative

The Targets: Yuehang Chuangyi Technology (Beijing) Co., Ltd.
公司:	Yuehang Chuangyi Technology (Beijing) Co., Ltd.

By:	/s/ Jianren Shao
Jianren Shao
Title:	Legal Representative

Appendix C

Asia-Pacific Consulting and Appraisal Limited

Flat/Rm A 12/F Kiu Fu Commercial Bldg,

300 Lockhart Road,
Wanchai, Hong Kong

11 June 2025

The Board of Directors of AirNet Technology Inc.
Suite 301, No. 26 Dongzhimenwai Street
Chaoyang District, Beijing

The Peoples Republic of China

Fairness Opinion - 100% Equity Interest of Broad Cosmos Enterprises Ltd.

Dear Members of the Board of Directors:

Asia-Pacific Consulting and Appraisal Limited (“APA”, “we”, “us”, or “our”) understands that AirNet Technology Inc. (“AirNet”, the “Company” or the “Seller”) entered into a share purchase agreement (the “Agreement”) by and among AR iCapital LLP, (“AR iCapital” or the “Buyer”) relating to 100% equity interest of Broad Cosmos Enterprises Ltd. (“Broad Cosmos” or the.“Target Company”).

Pursuant to the Agreement, the Seller shall sell to the Buyer, and the Buyer shall purchase from the Seller the Target Company, for an aggregate consideration of USD 1 (the “Proposed Transaction”).

The board of directors of AirNet (the “Board of Directors”) has retained APA to provide a fairness opinion report (the “Opinion”) setting out our opinion as to whether the Proposed Transaction is fair, from a financial point of view, to the shareholders of AirNet.

Independence of APA

APA has developed the Opinion on the basis of an independent review and analysis of the Target Company. The fairness conclusion reached is that of the valuation professionals within APA as well as subject matter professionals within our APA network. The fees of APA for the Opinion are not contingent in any way on the conclusion reached.

To the best of our knowledge:

(1)	APA professionals on this engagement do not hold, or beneficially own, any interest in the Target Company;

(2)	APA has not previously provided valuation services to the Target Company;

(3)	In future, APA may provide professional services to AirNet and/or affiliates in the ordinary course of business.

Asia-Pacific Consulting and Appraisal Limited	C-1

Scope of Review

In connection with rendering our opinion, APA had discussed with the management of AirNet (the “Management”), conducted the procedures noted below, and relied on information obtained from general procedures, among others:

1.	Reviewed the following documents:

a.	Audited consolidated financial statements for the Target Company and related trial balance regarding to the Target Company for the twelve-month period ended 31 December 2024;

b.	Certain historical business and financial information concerning the Target Company;

c.	Copies of title documents including property sale and purchase contract, Real Estate Title Certificates and other documents relating to the property interests;

d.	Certain internal documents relating to the past and current operations, financial conditions and probable future outlook of the Target Company, provided to APA by the Management; and

e.	Documents related to the Proposed Transaction, including but not limited to the share purchase agreement dated 11 June 2025 (the “Transaction Documents”).

And discussed the information referred to above and the background and other elements of the Proposed Transaction with the Management;

2.	Discussed with the Management regarding its plan and intentions with respect to the future management and operation of the Target Company;

3.	Performed certain valuation analysis using generally accepted valuation and analytical technique as applying income approach, market approach, cost approach; and

4.	Conducted such other analyses and considered such other factors as APA deemed necessary or appropriate.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering the Opinion with respect to the Proposed Transaction, APA, with the Company, the independent committee of the Company (the “Independent Committee”) and/or the Board of Directors’ consent and without independent verification:

1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including the Management;

2.	Relied upon the fact that the Independent Committee and/or the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;

Asia-Pacific Consulting and Appraisal Limited	C-2

3.	Assumed that all information relating to the Target Company and the Proposed Transaction provided to APA and representations made by the Management regarding the Target Company and the Proposed Transaction are true and accurate in all material respects, did not and does not omit to state a material fact in respect of the Target Company or the Proposed Transaction necessary to make the information not misleading in light of the circumstances under which the information was provided;

4.	Assumed that the representations and warranties by all parties in the Transaction Documents are true and correct in all material respects and that each party to the Transaction Documents will fully and duly perform all covenants, undertakings and obligations required to be performed by such party in good faith;

5.	Assumed that the final versions of all documents reviewed by APA in draft form, including the Transaction Documents, conform in all material respects to the drafts reviewed;

6.	Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Target Company since the date of the most recent financial statements and other information made available to APA, and that there is no information or facts that would make the information reviewed by APA incomplete or misleading;

7.	Assumed that the areas shown on the title documents and official site plans handed to us are correct. All documents and contracts have been used as reference only and all dimensions, measurements and areas are approximations. No on-site measurement has been taken;

8.	Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Transaction Documents without any amendments thereto or any waivers of any terms or conditions thereof, and in a manner that complies in all material respects with all applicable laws; and

9.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any undue delay, limitation, restriction or condition that would have a material effect on the Target Company or the contemplated benefits expected to be derived in the Proposed Transaction.

To the extent that any of the foregoing assumptions or any of the facts on which the Opinion is based prove to be untrue in any material respect, the Opinion cannot and should not be relied upon for any purpose. Furthermore, in APA’s analysis and in connection with the preparation of the Opinion, APA has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction and as to which APA does not express any view or opinion, including as to the reasonableness of such assumptions.

Asia-Pacific Consulting and Appraisal Limited	C-3

APA has prepared the Opinion effective as of the date hereof. The Opinion is necessarily based upon the information made available to APA as of the date hereof and market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and APA disclaims any undertaking or obligation to:

(i)	advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of APA after the date hereof or

(ii)	update, revise or reaffirm the Opinion after the date hereof.

APA did not estimate, and expresses no opinion regarding, the liquidation value of any entity or business. APA has not been requested to, and did not,

(i)	initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Target Company or any alternatives to the Proposed Transaction,

(ii)	negotiate the terms of the Proposed Transaction, and therefore, APA has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, reasonably be negotiated among the parties to the Transaction Documents and the Proposed Transaction, or

(iii)	advise the Board of Directors and/or Independent Committee or any other party with respect to alternatives to the Proposed Transaction. APA did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Target Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Target Company is or may be a party or is or may be subject.

APA is not expressing any opinion as to the market price or value of the Target Company (or anything else) after the announcement or the consummation of the Proposed Transaction (or any other time). The Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Target Company credit worthiness, as tax advice, or as accounting advice. APA has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter. APA expressly disclaims any responsibility or liability in this regard.

In rendering the Opinion, APA is not expressing any opinion with respect to the amount or nature of any compensation to any of the Target Company’s officers, directors, or employees, or any class of such persons, relative to the consideration to be received by the Company in the Proposed Transaction, or with respect to the fairness of any such compensation. In addition, the Opinion does not address the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Target Company, other than the consideration to be received by the Seller.

The Opinion is furnished solely for the use and benefit of the Board of Directors and/or Independent Committee in connection with its consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without APA prior written consent.

The Opinion

(i)	does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction;

(ii)	does not address any transaction related to the Proposed Transaction;

(iii)	is not a recommendation as to how the Independent Committee, the Board of Directors, the Company, or any other person should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and;

Asia-Pacific Consulting and Appraisal Limited	C-4

(iv)	does not indicate that the consideration is the best possibly attainable under any circumstances; instead, it merely states whether the consideration is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the Opinion is based. The Opinion should not be construed as creating any fiduciary duty on the part of APA to any party.

The Opinion is confidential, and its use and disclosure are strictly limited in accordance with the terms set forth in the engagement letter.

Approach to the Evaluation of Fairness

In reviewing the Proposed Transaction in terms of fairness from a financial point of view to the shareholders of the Company, APA’s considerations included the Proposed Transaction consideration relative to our assessment of value based on the valuation and financial review procedures described herein.

Fairness Conclusion

Based upon and subject to the foregoing, APA is of the opinion that as of the date hereof, the consideration to be received by the Seller in the Proposed Transaction is fair, from a financial point of view, to the shareholders of AirNet. The Opinion has been approved by the authorized committee of APA.

Respectfully submitted,

/s/ Jack W. JLi	/s/ Davi G D Cheng
Jack W. JLi	Davi G D Cheng
CFA, MRICS, MBA	MRICS
Partner	Partner

Asia-Pacific Consulting and Appraisal Limited	C-5

Appendix D

AIRNET TECHNOLOGY INC.

2025 EQUITY INCENTIVE PLAN

1. Purpose. The purpose of the AirNet Technology Inc. 2025 Equity Incentive Plan is to provide a means through which the Company and its Affiliates may attract and retain key personnel and to provide a means whereby directors, officers, managers, employees, consultants and advisors (and prospective directors, officers, managers, employees, consultants and advisors) of the Company and its Affiliates can acquire and maintain an equity interest in the Company, or be paid incentive compensation, which may (but need not) be measured by reference to the value of Ordinary shares, thereby strengthening their commitment to the welfare of the Company and its Affiliates and aligning their interests with those of the Company’s shareholders.

2. Definitions. The following definitions shall be applicable throughout this Plan:

(a) “Affiliate” means (i) any person or entity that directly or indirectly controls, is controlled by or is under common control with the Company and/or (ii) to the extent provided by the Committee, any person or entity in which the Company has a significant interest as determined by the Committee in its discretion. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as applied to any person or entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person or entity, whether through the ownership of voting or other securities, by contract or otherwise.

(b) “Award” means, individually or collectively, any Incentive Stock Option, Nonqualified Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Stock Bonus Award and Performance Compensation Award granted under this Plan.

(c) “Board” means the board of directors of the Company from time to time.

(d) Reserved.

(e) “Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions in New York City and the Cayman Islands are authorized or obligated by federal law or executive order to be closed.

(f) “Cause” means, in the case of a particular Award, unless the applicable Award agreement states otherwise, (i) the Company or an Affiliate having “cause” to terminate a Participant’s employment or service, as defined in any employment or consulting agreement or similar document or policy between the Participant and the Company or an Affiliate in effect at the time of such termination or (ii) in the absence of any such employment or consulting agreement, document or policy (or the absence of any definition of “Cause” contained therein), (A) a continuing material breach or material default (including, without limitation, any material dereliction of duty) by Participant of any agreement between the Participant and the Company, except for any such breach or default which is caused by the physical disability of the Participant (as determined by a neutral physician), or a continuing failure by the Participant to follow the direction of a duly authorized representative of the Company; (B) gross negligence, willful misfeasance or breach of fiduciary duty by the Participant; (C) the commission by the Participant of an act of fraud, embezzlement, misappropriation of the Company or its Affiliate’s assets or any felony or other crime of dishonesty in connection with the Participant’s duties; (D) conviction of the Participant of a felony or any other crime that would materially and adversely affect: (i) the business reputation of the Company or (ii) the performance of the Participant’s duties to the Company, or (E) failure by a Participant to follow the lawful directions of a superior officer or the Board. Any determination of whether Cause exists shall be made by the Committee in its sole discretion.

(g) “Change in Control” shall, in the case of a particular Award, unless the applicable Award agreement states otherwise or contains a different definition of “Change in Control,” be deemed to occur upon:

(i) An acquisition (whether directly from the Company or otherwise) of any voting securities of the Company (the “Voting Securities”) by any “Person” (as the term person is used for purposes of Section 13(d) or 14(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)), immediately after which such Person has ownership of more than one-half (1/2) of the combined voting power of the Company’s then outstanding Voting Securities.

(ii) The individuals who constitute the members of the Board cease, by reason of a financing, merger, combination, acquisition, takeover or other non-ordinary course transaction affecting the Company, to constitute at least forty percent (40%) of the members of the Board; or

(iii) The consummation of any of the following events:

(A) A merger, consolidation or reorganization involving the Company, where either or both of the events described in clauses (i) or (ii) above would be the result;

(B) A liquidation, winding-up or dissolution of or appointment of a receiver, rehabilitator, conservator or similar person for, or the filing by a third party of an involuntary bankruptcy against, the Company; provided, however, that to the extent necessary to comply with Section 409A of the Code, the occurrence of an event described in this subsection (B) shall not permit the settlement of Restricted Stock Units granted under this Plan; or

(C) An agreement for the sale or other disposition of all or substantially all of the assets of the Company to any Person (other than a transfer to a subsidiary of the Company).

(h) “Closing Price” means (A) during such time as the Ordinary shares are registered under Section 12 of the Exchange Act, the closing price of the Ordinary shares as reported by an established stock exchange or automated quotation system on the day for which such value is to be determined, or, if no sale of the Ordinary shares shall have been made on any such stock exchange or automated quotation system that day, on the next preceding day on which there was a sale of such Ordinary shares, or (B) during any such time as the Ordinary shares are not listed upon an established stock exchange or automated quotation system, the mean between dealer “bid” and “ask” prices of the Ordinary shares in the over-the-counter market on the day for which such value is to be determined, as reported by the Financial Industry Regulatory Authority, Inc., or (C) during any such time as the Ordinary shares cannot be valued pursuant to (A) or (B) above, the fair market value shall be as determined by the Committee considering all relevant information including, by example and not by limitation, the services of an independent appraiser.

(i) “Code” means the Internal Revenue Code of 1986, as amended, and any successor thereto. References in this Plan to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, regulations or guidance.

(j) “Committee” means a committee of at least two people as the Board may appoint to administer this Plan or, if no such committee has been appointed by the Board, the Board. Unless altered by an action of the Board, the Committee shall be the Compensation Committee of the Board.

(k) Reserved.

(l) “Company” means AirNet Technology Inc., a Cayman Islands exempted company, together with its successors and assigns.

(m) “Date of Grant” means the date on which the granting of an Award is authorized, or such other date as may be specified in such authorization.

(n) “Disability” means a “permanent and total” disability incurred by a Participant while in the employ of the Company or an Affiliate. For this purpose, a permanent and total disability shall mean that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months.

(o) “Effective Date” means the date when the Plan is adopted by the Board.

(p) “Eligible Director” means a person who is (i) a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act, and (ii) an “outside director” within the meaning of Section 162(m) of the Code.

(q) “Eligible Person” means any (i) individual employed by the Company or an Affiliate; provided, however, that no such employee covered by a collective bargaining agreement shall be an Eligible Person unless and to the extent that such eligibility is set forth in such collective bargaining agreement or in an agreement or instrument relating thereto; (ii) director of the Company or an Affiliate; (iii) consultant or advisor to the Company or an Affiliate, provided that if the Securities Act applies such persons must be eligible to be offered securities registrable on Form S-8 under the Securities Act; or (iv) prospective employees, directors, officers, consultants or advisors of the Company or its Affiliates who have accepted offers of employment or consultancy from the Company or its Affiliates (and would satisfy the provisions of clauses (i) through (iii) above once he or she begins employment with or begins providing services to the Company or its Affiliates, as the case may be).

(r) “Exchange Act” has the meaning given such term in the definition of “Change in Control,” and any reference in this Plan to any section of (or rule promulgated under) the Exchange Act shall be deemed to include any rules, regulations or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations or guidance.

(s) “Exercise Price” has the meaning given such term in Section 7(b) of this Plan.

(t) “Fair Market Value”, unless otherwise provided by the Committee in accordance with all applicable laws, rules regulations and standards, means, on a given date, (i) if the Ordinary shares (A) are listed on a national securities exchange or (B) are not listed on a national securities exchange, but is quoted by the OTC Markets Group, Inc. (www.otcmarkets.com) or any successor or alternative recognized over-the-counter market or another inter-dealer quotation system, on a last sale basis, the average selling price of the Ordinary shares reported on such national securities exchange or other inter-dealer quotation system, determined as the arithmetic mean of such selling prices over the thirty (30)-Business Day period preceding the Date of Grant, weighted based on the volume of trading of such Ordinary shares on each trading day during such period; or (ii) if the Ordinary shares are not listed on a national securities exchange or quoted in an inter-dealer quotation system on a last sale basis, the amount determined by the Committee in good faith to be the fair market value of the Ordinary shares.

(u) “Immediate Family Members” shall have the meaning set forth in Section 15(b) of this Plan.

(v) “Incentive Stock Option” means an Option that is designated by the Committee as an incentive stock option as described in Section 422 of the Code and otherwise meets the requirements set forth in this Plan.

(w) “Indemnifiable Person” shall have the meaning set forth in Section 4(e) of this Plan.

(x) Reserved.

(y) “Mature Shares” means Ordinary shares owned by a Participant that are not subject to any pledge or security interest and that have been either previously acquired by the Participant on the open market or meet such other requirements, if any, as the Committee may determine are necessary in order to avoid an accounting earnings charge on account of the use of such shares to pay the Exercise Price or satisfy a withholding obligation of the Participant.

(z) “Negative Discretion” shall mean the discretion authorized by this Plan to be applied by the Committee to eliminate or reduce the size of a Performance Compensation Award consistent with Section 162(m) of the Code.

(aa) “Nonqualified Stock Option” means an Option that is not designated by the Committee as an Incentive Stock Option.

(bb) “Option” means an Award granted under Section 7 of this Plan.

(cc) “Option Period” has the meaning given such term in Section 7(c) of this Plan.

(dd) “Ordinary shares” means the ordinary shares, par value $0.001 per share, of the Company (and any stock, shares or other securities into which such ordinary shares may be converted exchanged) as such shares may be altered, reclassified, redesignated, divided, subdivided, consolidated, or otherwise adjusted from time to time in accordance with the Company’s Memorandum and Articles of Association.

(ee) “Outstanding Company Voting Securities” mean all the shares or stocks of a company that are currently owned by such company’s shareholders and give them the right to vote on company decisions.

(ff) “Participant” means an Eligible Person who has been selected by the Committee to participate in this Plan and to receive an Award pursuant to Section 6 of this Plan.

(gg) “Performance Compensation Award” shall mean any Award designated by the Committee as a Performance Compensation Award pursuant to Section 11 of this Plan.

(hh) “Performance Criteria” shall mean the criterion or criteria that the Committee shall select for purposes of establishing the Performance Goal(s) for a Performance Period with respect to any Performance Compensation Award under this Plan.

(ii) “Performance Formula” shall mean, for a Performance Period, the one or more objective formulae applied against the relevant Performance Goal to determine, with regard to the Performance Compensation Award of a particular Participant, whether all, some portion but less than all, or none of the Performance Compensation Award has been earned for the Performance Period.

(jj) “Performance Goals” shall mean, for a Performance Period, the one or more goals established by the Committee for the Performance Period based upon the Performance Criteria.

(kk) “Performance Period” shall mean the one or more periods of time, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to, and the payment of, a Performance Compensation Award.

(ll) “Permitted Transferee” shall have the meaning set forth in Section 15(b) of this Plan.

(mm) “Person” has the meaning given such term in the definition of “Change in Control.”

(nn) “Plan” means this AirNet Technology Inc. 2025 Equity Incentive Plan, as amended from time to time.

(oo) “Retirement” means the fulfillment of each of the following conditions: (i) the Participant is good standing with the Company as determined by the Committee; (ii) the voluntary termination by a Participant of such Participant’s employment or service to the Company and (B) that at the time of such voluntary termination, the sum of: (1) the Participant’s age (calculated to the nearest month, with any resulting fraction of a year being calculated as the number of months in the year divided by 12) and (2) the Participant’s years of employment or service with the Company (calculated to the nearest month, with any resulting fraction of a year being calculated as the number of months in the year divided by 12) equals at least 62 (provided that, in any case, the foregoing shall only be applicable if, at the time of Retirement, the Participant shall be at least 55 years of age and shall have been employed by or served with the Company for no less than 5 years).

(pp) “Restricted Period” means the period of time determined by the Committee during which an Award is subject to restrictions or, as applicable, the period of time within which performance is measured for purposes of determining whether an Award has been earned.

(qq) “Restricted Stock Unit” means an unfunded and unsecured promise to deliver Ordinary shares, cash, other securities or other property, subject to certain restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of this Plan.

(rr) “Restricted Stock” means Ordinary shares, subject to certain specified restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of this Plan.

(ss) “SAR Period” has the meaning given such term in Section 8(c) of this Plan.

(tt) “Securities Act” means the Securities Act of 1933, as amended, and any successor thereto. Reference in this Plan to any section of the Securities Act shall be deemed to include any rules, regulations or other official interpretative guidance under such section, and any amendments or successor provisions to such section, rules, regulations or guidance.

(uu) “Stock Appreciation Right” or “SAR” means an Award granted under Section 8 of this Plan which meets all of the requirements of Section 1.409A-1(b)(5)(i) (B) of the Treasury Regulations.

(vv) “Stock Bonus Award” means an Award granted under Section 10 of this Plan.

(ww) “Strike Price” means, except as otherwise provided by the Committee in the case of Substitute Awards, (i) in the case of a SAR granted in tandem with an Option, the Exercise Price of the related Option, or (ii) in the case of a SAR granted independent of an Option, the Fair Market Value on the Date of Grant.

(xx) “Subsidiary” means, with respect to any specified Person:

(i) any corporation, company, association or other business entity of which more than 50% of the total voting power of Outstanding Company Voting Securities (without regard to the occurrence of any contingency and after giving effect to any voting agreement or shareholders’ agreement that effectively transfers voting power) is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(ii) any partnership or limited liability company (or any comparable foreign entity) (a) the sole general partner or managing member (or functional equivalent thereof) or the managing general partner of which is such Person or Subsidiary of such Person or (b) the only general partners or managing members (or functional equivalents thereof) of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

(yy) “Substitute Award” has the meaning given such term in Section 5(e).

(zz) “Treasury Regulations” means any regulations, whether proposed, temporary or final, promulgated by the U.S. Department of Treasury under the Code, and any successor provisions.

3. Effective Date; Duration. The Plan shall be effective as of the Effective Date, but no Award shall be exercised or paid (or, in the case of a stock Award, shall be granted unless contingent on shareholder approval) unless and until this Plan has been approved by the shareholders of the Company, which approval shall be within twelve (12) months after the Effective Date. The expiration date of this Plan, on and after which date no Awards may be granted hereunder, shall be the tenth anniversary of the Effective Date; provided, however, that such expiration shall not affect Awards then outstanding, and the terms and conditions of this Plan shall continue to apply to such Awards.

4. Administration.

(a) The Committee shall administer this Plan. To the extent required to comply with the provisions of Rule 16b-3 promulgated under the Exchange Act (if the Board is not acting as the Committee under this Plan) or necessary to obtain the exception for performance-based compensation under Section 162(m) of the Code, as applicable, it is intended that each member of the Committee shall, at the time he takes any action with respect to an Award under this Plan, be an Eligible Director. However, the fact that a Committee member shall fail to qualify as an Eligible Director shall not invalidate any Award granted by the Committee that is otherwise validly granted under this Plan. The acts of a majority of the members present at any meeting at which a quorum is present or acts approved in writing by a majority of the Committee shall be deemed the acts of the Committee. Whether a quorum is present shall be determined based on the Committee’s charter as approved by the Board.

(b) Subject to the provisions of this Plan and applicable law, the Committee shall have the sole and plenary authority, in addition to other express powers and authorizations conferred on the Committee by this Plan and its charter, to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to a Participant; (iii) determine the number of Ordinary shares to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, Awards; (iv) determine the terms and conditions of any Award; (v) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Ordinary shares, other securities, other Awards or other property, or canceled, forfeited, or suspended and the method or methods by which Awards may be settled, exercised, canceled, forfeited, or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, Ordinary shares, other securities, other Awards or other property and other amounts payable with respect to an Award; (vii) interpret, administer, reconcile any inconsistency in, settle any controversy regarding, correct any defect in and/or complete any omission in this Plan and any instrument or agreement relating to, or Award granted under, this Plan; (viii) establish, amend, suspend, or waive any rules, conditions and regulations and appoint such agents as the Committee shall deem appropriate for the proper administration of this Plan; (ix) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, Awards; and (x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of this Plan.

(c) The Committee may delegate to one or more officers of the Company or any Affiliate the authority to act on behalf of the Committee with respect to any matter, right, obligation, or election that is the responsibility of or that is allocated to the Committee herein, and that may be so delegated as a matter of law, except for grants of Awards to persons (i) subject to Section 16 of the Exchange Act or (ii) who are, or who are reasonably expected to be, “covered employees” for purposes of Section 162(m) of the Code.

(d) Unless otherwise expressly provided in this Plan, all designations, determinations, interpretations, and other decisions under or with respect to this Plan or any Award or any documents evidencing Awards granted pursuant to this Plan shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon all persons or entities, including, without limitation, the Company, any Affiliate, any Participant, any holder or beneficiary of any Award, and any shareholder of the Company.

(e) No member of the Board, the Committee, delegate of the Committee or any employee, advisor or agent of the Company or the Board or the Committee (each such person, an “Indemnifiable Person”) shall be liable for any action taken or omitted to be taken or any determination made in good faith with respect to this Plan or any Award hereunder. Each Indemnifiable Person shall be indemnified and held harmless by the Company against and from (and the Company shall pay or reimburse on demand for) any loss, cost, liability, or expense (including attorneys’ fees) that may be imposed upon or incurred by such Indemnifiable Person in connection with or resulting from any action, suit or proceeding to which such Indemnifiable Person may be a party or in which such Indemnifiable Person may be involved by reason of any action taken or omitted to be taken under this Plan or any Award agreement and against and from any and all amounts paid by such Indemnifiable Person with the Company’s approval, in settlement thereof, or paid by such Indemnifiable Person in satisfaction of any judgment in any such action, suit or proceeding against such Indemnifiable Person, provided, that the Company shall have the right, at its own expense, to assume and defend any such action, suit or proceeding and once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of the Company’s choice. The foregoing right of indemnification shall not be available to an Indemnifiable Person to the extent that a final judgment or other final adjudication (in either case not subject to further appeal) binding upon such Indemnifiable Person determines that the acts or omissions of such Indemnifiable Person giving rise to the indemnification claim resulted from such Indemnifiable Person’s bad faith, fraud or willful criminal act or omission or that such right of indemnification is otherwise prohibited by law or by the Company’s Memorandum and Articles of Association. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such Indemnifiable Persons may be entitled under the Company’s Memorandum and Articles of Association, as a matter of law, or otherwise, or any other power that the Company may have to indemnify such Indemnifiable Persons or hold them harmless.

(f) Notwithstanding anything to the contrary contained in this Plan, the Board may, in its sole discretion, at any time and from time to time, grant Awards and administer this Plan with respect to such Awards. In any such case, the Board shall have all the authority granted to the Committee under this Plan.

5. Grant of Awards; Shares Subject to this Plan; Limitations.

(a) The Committee may, from time to time, grant Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Stock Bonus Awards and/or Performance Compensation Awards to one or more Eligible Persons.

(b) Subject to Section 3, Section 11 and Section 12 of this Plan, the Committee is authorized to deliver under this Plan an aggregate of 4,679,322 Ordinary Shares. Each Ordinary share subject to an Option or a Stock Appreciation Right will reduce the number of Ordinary shares available for issuance by one share, and each Ordinary share underlying an Award of Restricted Stock, Restricted Stock Units, Stock Bonus Awards and Performance Compensation Awards will reduce the number of Ordinary shares available for issuance by one shares.

(c) Ordinary shares underlying Awards under this Plan that are forfeited, cancelled, expire unexercised, or are settled in cash shall be available again for Awards under this Plan at the same ratio at which they were previously granted. Notwithstanding the foregoing, the following Ordinary shares shall not be available again for Awards under the Plan: (i) shares tendered or held back upon the exercise of an Option or settlement of an Award to cover the Exercise Price of an Award; (ii) shares that are used or withheld to satisfy tax obligations of the Participant; and (iii) shares subject to a Stock Appreciation Right that are not issued in connection with the stock or share settlement of the SAR upon exercise thereof.

(d) Ordinary shares delivered by the Company in settlement of Awards may be authorized and unissued shares, shares held in the treasury of the Company, shares purchased on the open market or by private purchase, or a combination of the foregoing.

(e) Subject to compliance with Section 1.409A-3(f) of the Treasury Regulations, Awards may, in the sole discretion of the Committee, be granted under this Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or with which the Company combines (“Substitute Awards”). The number of Ordinary shares underlying any Substitute Awards shall be counted against the aggregate number of Ordinary shares available for Awards under this Plan.

6. Eligibility. Participation shall be limited to Eligible Persons who have entered into an Award agreement or who have received written notification from the Committee, or from a person designated by the Committee, that they have been selected to participate in this Plan.

7. Options.

(a) Generally. Each Option granted under this Plan shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each Option so granted shall be subject to the conditions set forth in this Section 7, and to such other conditions not inconsistent with this Plan as may be reflected in the applicable Award agreement. All Options granted under this Plan shall be Nonqualified Stock Options unless the applicable Award agreement expressly states that the Option is intended to be an Incentive Stock Option. Notwithstanding any designation of an Option, to the extent that the aggregate Fair Market Value of Ordinary shares with respect to which Options designated as Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under all plans of the Company or any Subsidiary) exceeds $100,000, such excess Options shall be treated as Nonqualified Stock Options. Incentive Stock Options shall be granted only to Eligible Persons who are employees of the Company and its Affiliates, and no Incentive Stock Option shall be granted to any Eligible Person who is ineligible to receive an Incentive Stock Option under the Code. No Option shall be treated as an Incentive Stock Option unless this Plan has been approved by the shareholders of the Company in a manner intended to comply with the shareholder approval requirements of Section 422(b)(1) of the Code, provided that any Option intended to be an Incentive Stock Option shall not fail to be effective solely on account of a failure to obtain such approval, but rather such Option shall be treated as a Nonqualified Stock Option unless and until such approval is obtained. In the case of an Incentive Stock Option, the terms and conditions of such grant shall be subject to and comply with such rules as may be prescribed by Section 422 of the Code. If for any reason an Option intended to be an Incentive Stock Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such nonqualification, such Option or portion thereof shall be regarded as a Nonqualified Stock Option appropriately granted under this Plan.

(b) Exercise Price. The exercise price (“Exercise Price”) per Ordinary share for each Option shall not be less than 100% of the Fair Market Value of such share determined as of the Date of Grant; provided, however, that in the case of an Incentive Stock Option granted to an employee who, at the time of the grant of such Option, owns shares representing more than 10% of the voting power of all classes of shares of the Company or any Affiliate, the Exercise Price per share shall not be less than 110% of the Fair Market Value per share on the Date of Grant; and, provided further, that notwithstanding any provision herein to the contrary, the Exercise Price shall not be less than the par value per Ordinary share.

(c) Vesting and Expiration. Options shall vest and become exercisable in such manner and on such date or dates determined by the Committee and as set forth in the applicable Award agreement, and shall expire after such period, not to exceed ten (10) years from the Date of Grant, as may be determined by the Committee (the “Option Period”); provided, however, that the Option Period shall not exceed five (5) years from the Date of Grant in the case of an Incentive Stock Option granted to a Participant who on the Date of Grant owns shares representing more than 10% of the voting power of all classes of shares of the Company or any Affiliate; and, provided, further, that notwithstanding any vesting dates set by the Committee, the Committee may, in its sole discretion, accelerate the exercisability of any Option, which acceleration shall not affect the terms and conditions of such Option other than with respect to exercisability. Unless otherwise provided by the Committee in an Award agreement:

(i) an Option shall vest and become exercisable with respect to 100% of the Ordinary shares subject to such Option on the third (3rd) anniversary of the Date of Grant;

(ii) the unvested portion of an Option shall expire upon termination of employment or service of the Participant granted the Option, and the vested portion of such Option shall remain exercisable for:

(A) one year following termination of employment or service by reason of such Participant’s death or Disability (with the determination of Disability to be made by the Committee on a case by case basis), but not later than the expiration of the Option Period;

(B) for directors, officers and employees of the Company only, for the remainder of the Option Period following termination of employment or service by reason of such Participant’s Retirement (it being understood that any Incentive Stock Option held by the Participant shall be treated as a Nonqualified Stock Option if exercise is not undertaken within 90 days of the date of Retirement);

(C) 90 calendar days following termination of employment or service for any reason other than such Participant’s death, Disability or Retirement, and other than such Participant’s termination of employment or service for Cause, but not later than the expiration of the Option Period; and

(iii) both the unvested and the vested portion of an Option shall immediately expire upon the termination of the Participant’s employment or service by the Company for Cause.

(d) Method of Exercise and Form of Payment. No Ordinary shares shall be delivered pursuant to any exercise of an Option until payment in full of the Exercise Price therefor is received by the Company and the Participant has paid to the Company an amount equal to any federal, state, local and non-U.S. income and employment taxes required to be withheld. Options that have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Award agreement accompanied by payment of the Exercise Price. The Exercise Price shall be payable (i) in cash, check (subject to collection), cash equivalent and/or vested Ordinary shares valued at the Closing Price at the time the Option is exercised (including, pursuant to procedures approved by the Committee, by means of attestation of ownership of a sufficient number of Ordinary shares in lieu of actual delivery of such shares to the Company); provided, however, that such Ordinary shares are not subject to any pledge, charge or other security interest and are Mature Shares and; (ii) by such other method as the Committee may permit in accordance with applicable law, in its sole discretion, including without limitation: (A) in other property having a fair market value (as determined by the Committee in its discretion) on the date of exercise equal to the Exercise Price or (B) if there is a public market for the Ordinary shares at such time, by means of a broker-assisted “cashless exercise” pursuant to which the Company is delivered a copy of irrevocable instructions to a stockbroker or transfer agent to sell the Ordinary shares otherwise deliverable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the Exercise Price or (C) by a “net exercise” method whereby the Company withholds from the delivery of the Ordinary shares for which the Option was exercised that number of Ordinary shares having a Closing Price equal to the aggregate Exercise Price for the Ordinary shares for which the Option was exercised. Any fractional Ordinary shares shall be settled in cash.

(e) Notification upon Disqualifying Disposition of an Incentive Stock Option. Each Participant awarded an Incentive Stock Option under this Plan shall notify the Company in writing immediately after the date he makes a disqualifying disposition of any Ordinary shares acquired pursuant to the exercise of such Incentive Stock Option. A disqualifying disposition is any disposition (including, without limitation, any sale) of such Ordinary shares before the later of (A) two years after the Date of Grant of the Incentive Stock Option or (B) one year after the date of exercise of the Incentive Stock Option. The Company may, if determined by the Committee and in accordance with procedures established by the Committee, retain possession of any Ordinary shares acquired pursuant to the exercise of an Incentive Stock Option as agent for the applicable Participant until the end of the period described in the preceding sentence.

(f) Compliance With Laws, etc. Notwithstanding the foregoing, in no event shall a Participant be permitted to exercise an Option in a manner that the Committee determines would violate the Sarbanes-Oxley Act of 2002, if applicable, or any other applicable law or the applicable rules and regulations of the Securities and Exchange Commission or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded or the Company’s Memorandum and Articles of Association.

8. Stock Appreciation Rights.

(a) Generally. Each SAR granted under this Plan shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each SAR so granted shall be subject to the conditions set forth in this Section 8, and to such other conditions not inconsistent with this Plan as may be reflected in the applicable Award agreement. Any Option granted under this Plan may include tandem SARs. The Committee also may award SARs to Eligible Persons independent of any Option.

(b) Vesting and Expiration. A SAR granted in connection with an Option shall become exercisable and shall expire according to the same vesting schedule and expiration provisions as the corresponding Option. A SAR granted independent of an Option shall vest and become exercisable and shall expire in such manner and on such date or dates determined by the Committee and shall expire after such period, not to exceed ten years, as may be determined by the Committee (the “SAR Period”); provided, however, that notwithstanding any vesting dates set by the Committee, the Committee may, in its sole discretion, accelerate the exercisability of any SAR, which acceleration shall not affect the terms and conditions of such SAR other than with respect to exercisability. Unless otherwise provided by the Committee in an Award agreement:

(i) a SAR shall vest and become exercisable with respect to 100% of the Ordinary shares subject to such SAR on the third anniversary of the Date of Grant;

(ii) the unvested portion of a SAR shall expire upon termination of employment or service of the Participant granted the SAR, and the vested portion of such SAR shall remain exercisable for:

(A) one year following termination of employment or service by reason of such Participant’s death or Disability (with the determination of Disability to be made by the Committee on a case by case basis), but not later than the expiration of the SAR Period;

(B) for directors, officers and employees of the Company only, for the remainder of the SAR Period following termination of employment or service by reason of such Participant’s Retirement;

(C) 90 calendar days following termination of employment or service for any reason other than such Participant’s death, Disability or Retirement, and other than such Participant’s termination of employment or service for Cause, but not later than the expiration of the SAR Period; and

(iii) both the unvested and the vested portion of a SAR shall expire immediately upon the termination of the Participant’s employment or service by the Company for Cause.

(c) Method of Exercise. SARs that have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Award, specifying the number of SARs to be exercised and the date on which such SARs were awarded. Notwithstanding the foregoing, if on the last day of the Option Period (or in the case of a SAR independent of an option, the SAR Period), the Closing Price exceeds the Strike Price, the Participant has not exercised the SAR or the corresponding Option (if applicable), and neither the SAR nor the corresponding Option (if applicable) has expired, such SAR shall be deemed to have been exercised by the Participant on such last day and the Company shall make the appropriate payment therefor.

(d) Payment. Upon the exercise of a SAR, the Company shall pay to the Participant an amount equal to the number of shares subject to the SAR that are being exercised multiplied by the excess, if any, of the Closing Price of one Ordinary share on the exercise date over the Strike Price, less an amount equal to any federal, state, local and non-U.S. income and employment taxes required to be withheld. The Company shall pay such amount in cash, in Ordinary shares valued at fair market value, or any combination thereof, as determined by the Committee. Any fractional Ordinary share shall be settled in cash.

9. Restricted Stock and Restricted Stock Units.

(a) Generally. Each grant of Restricted Stock and Restricted Stock Units shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each such grant shall be subject to the conditions set forth in this Section 9, and to such other conditions not inconsistent with this Plan as may be reflected in the applicable Award agreement.

(b) Restricted Accounts; Escrow or Similar Arrangement. Upon the grant of Restricted Stock, a book entry in a restricted account shall be established in the Participant’s name at the Company’s transfer agent and, if the Committee determines that the Restricted Stock shall be held by the Company or in escrow rather than held in such restricted account pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (i) an escrow agreement satisfactory to the Committee, if applicable, and (ii) the appropriate share power (endorsed in blank) with respect to the Restricted Stock covered by such agreement. If a Participant shall fail to execute an agreement evidencing an Award of Restricted Stock and, if applicable, an escrow agreement and blank share power within the amount of time specified by the Committee, the Award shall be null and void ab initio. Subject to the restrictions set forth in this Section 9 and the applicable Award agreement, the Participant generally shall have the rights and privileges of a shareholders as to such Restricted Stock, including without limitation the right to vote such Restricted Stock and the right to receive dividends, if applicable. To the extent Restricted Stock are forfeited, any share certificates issued to the Participant evidencing such shares shall be returned to the Company, and all rights of the Participant to such shares and as a shareholder with respect thereto shall terminate without further obligation on the part of the Company.

(c) Vesting; Acceleration of Lapse of Restrictions. Unless otherwise provided by the Committee in an Award agreement: (i) the Restricted Period shall lapse with respect to 100% of the Restricted Stock and Restricted Stock Units on the third (3rd) anniversary of the Date of Grant; and (ii) the unvested portion of Restricted Stock and Restricted Stock Units shall terminate and be forfeited upon termination of employment or service of the Participant granted the applicable Award.

(d) Delivery of Restricted Stock and Settlement of Restricted Stock Units. (i) Upon the expiration of the Restricted Period with respect to any Restricted Stock, the restrictions set forth in the applicable certificate shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award agreement. If an escrow arrangement is used, upon such expiration, the Company shall deliver to the Participant, or his beneficiary, without charge, the share certificate evidencing the Restricted Stock that have not then been forfeited and with respect to which the Restricted Period has expired (rounded down to the nearest full share). Dividends, if any, that may have been withheld by the Committee and attributable to any particular share of Restricted Stock shall be distributed to the Participant in cash or, at the sole discretion of the Committee, in Ordinary shares having a Closing Price equal to the amount of such dividends, upon the release of restrictions on such share and, if such share is forfeited, the Participant shall have no right to such dividends (except as otherwise set forth by the Committee in the applicable Award agreement).

(ii) Unless otherwise provided by the Committee in an Award agreement, upon the expiration of the Restricted Period with respect to any outstanding Restricted Stock Units, the Company shall deliver to the Participant, or his beneficiary, without charge, one Ordinary share for each such outstanding Restricted Stock Unit; provided, however, that the Committee may, in its sole discretion and subject to the requirements of Section 409A of the Code, elect to (i) pay cash or part cash and part Ordinary share in lieu of delivering only Ordinary shares in respect of such Restricted Stock Units or (ii) defer the delivery of Ordinary shares (or cash or part Ordinary shares and part cash, as the case may be) beyond the expiration of the Restricted Period if such delivery would result in a violation of applicable law or the Company’s Memorandum and Articles of Association until such time as is no longer the case. If a cash payment is made in lieu of delivering Ordinary shares, the amount of such payment shall be equal to the Closing Price of the Ordinary shares as of the date on which the Restricted Period lapsed with respect to such Restricted Stock Units, less an amount equal to any federal, state, local and non-U.S. income and employment taxes required to be withheld.

10. Stock Bonus Awards. The Committee may issue unrestricted Ordinary shares, or other Awards denominated in Ordinary shares, under this Plan to Eligible Persons, either alone or in tandem with other awards, in such amounts as the Committee shall from time to time in its sole discretion determine. Each Stock Bonus Award granted under this Plan shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each Stock Bonus Award so granted shall be subject to such conditions not inconsistent with this Plan as may be reflected in the applicable Award agreement.

11. Performance Compensation Awards.

(a) Generally. The Committee shall have the authority, at the time of grant of any Award described in Sections 7 through 10 of this Plan, to designate such Award as a Performance Compensation Award intended to qualify as “performance-based compensation” under Section 162(m) of the Code. The Committee shall have the authority to make an award of a cash bonus to any Participant and designate such Award as a Performance Compensation Award intended to qualify as “performance-based compensation” under Section 162(m) of the Code.

(b) Discretion of Committee with Respect to Performance Compensation Awards. With regard to a particular Performance Period, the Committee shall have sole discretion to select the length of such Performance Period, the type(s) of Performance Compensation Awards to be issued, the Performance Criteria that will be used to establish the Performance Goal(s), the kind(s) and/or level(s) of the Performance Goals(s) that is (are) to apply and the Performance Formula. Within the first 90 calendar days of a Performance Period (or, if longer or shorter, within the maximum period allowed under Section 162(m) of the Code, if applicable), the Committee shall, with regard to the Performance Compensation Awards to be issued for such Performance Period, exercise its discretion with respect to each of the matters enumerated in the immediately preceding sentence and record the same in writing.

(c) Performance Criteria. The Performance Criteria that will be used to establish the Performance Goal(s) shall be based on the attainment of specific levels of performance of the Company and/or one or more Affiliates, divisions or operational units, or any combination of the foregoing, as determined by the Committee. Any one or more of the Performance Criteria adopted by the Committee may be used on an absolute or relative basis to measure the performance of the Company and/or one or more Affiliates as a whole or any business unit(s) of the Company and/or one or more Affiliates or any combination thereof, as the Committee may deem appropriate, or any of the above Performance Criteria may be compared to the performance of a selected group of comparison companies, or a published or special index that the Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices. The Committee also has the authority to provide for accelerated vesting of any Award based on the achievement of Performance Goals pursuant to the Performance Criteria specified in this paragraph. To the extent required under Section 162(m) of the Code, the Committee shall, within the first 90 calendar days of a Performance Period (or, if longer or shorter, within the maximum period allowed under Section 162(m) of the Code), define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such Performance Period and thereafter promptly communicate such Performance Criteria to the Participant.

(d) Modification of Performance Goal(s). In the event that applicable tax and/or securities laws change to permit Committee discretion to alter the governing Performance Criteria without obtaining shareholder approval of such alterations, the Committee shall have sole discretion to make such alterations without obtaining shareholder approval. The Committee is authorized at any time during the first 90 calendar days of a Performance Period (or, if longer or shorter, within the maximum period allowed under Section 162(m) of the Code, if applicable), or at any time thereafter to the extent the exercise of such authority at such time would not cause the Performance Compensation Awards granted to any Participant for such Performance Period to fail to qualify as “performance-based compensation” under Section 162(m) of the Code, in its sole discretion, to adjust or modify the calculation of a Performance Goal for such Performance Period, based on and in order to appropriately reflect the following events: (i) asset write-downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (iv) any reorganization and restructuring programs; (v) extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 (or any successor pronouncement thereto) and/or in management’s discussion and analysis of financial condition and results of operations appearing in the Company’s annual report to shareholders for the applicable year; (vi) acquisitions or divestitures; (vii) any other specific unusual or nonrecurring events, or objectively determinable category thereof; (viii) foreign exchange gains and losses; and (ix) a change in the Company’s fiscal year.

(e) Payment of Performance Compensation Awards.

(i) Condition to Receipt of Payment. Unless otherwise provided in the applicable Award agreement, a Participant must be employed by the Company on the last day of a Performance Period to be eligible for payment in respect of a Performance Compensation Award for such Performance Period.

(ii) Limitation. A Participant shall be eligible to receive payment in respect of a Performance Compensation Award only to the extent that: (A) the Performance Goals for such period are achieved; and (B) all or some of the portion of such Participant’s Performance Compensation Award has been earned for the Performance Period based on the application of the Performance Formula to such achieved Performance Goals.

(iii) Certification. Following the completion of a Performance Period, the Committee shall review and certify in writing whether, and to what extent, the Performance Goals for the Performance Period have been achieved and, if so, calculate and certify in writing that amount of the Performance Compensation Awards earned for the period based upon the Performance Formula. The Committee shall then determine the amount of each Participant’s Performance Compensation Award actually payable for the Performance Period and, in so doing, may apply Negative Discretion.

(iv) Use of Negative Discretion. In determining the actual amount of an individual Participant’s Performance Compensation Award for a Performance Period, the Committee may reduce or eliminate the amount of the Performance Compensation Award earned under the Performance Formula in the Performance Period through the use of Negative Discretion if, in its sole judgment, such reduction or elimination is appropriate. The Committee shall not have the discretion, except as is otherwise provided in this Plan, to (A) grant or provide payment in respect of Performance Compensation Awards for a Performance Period if the Performance Goals for such Performance Period have not been attained; or (B) increase a Performance Compensation Award above the applicable limitations set forth in Section 5 of this Plan.

(f) Timing of Award Payments. Performance Compensation Awards granted for a Performance Period shall be paid to Participants as soon as administratively practicable following completion of the certifications required by this Section 11, but in no event later than two-and-one-half months following the end of the fiscal year during which the Performance Period is completed in order to comply with the short-term deferral rules under Section 1.409A-1(b)(4) of the Treasury Regulations. Notwithstanding the foregoing, payment of a Performance Compensation Award may be delayed, as permitted by Section 1.409A-2(b)(7)(i) of the Treasury Regulations, to the extent that the Company reasonably anticipates that if such payment were made as scheduled, the Company’s tax deduction with respect to such payment would not be permitted due to the application of Section 162(m) of the Code.

12. Changes in Capital Structure and Similar Events. In the event of (a) any dividend or other distribution (whether in the form of cash, Ordinary shares, other securities or other property), recapitalization, share subdivision, consolidation, reorganization, merger, amalgamation, consolidation, split-up, split-off, combination, repurchase or exchange of Ordinary shares or other securities of the Company, issuance of warrants or other rights to acquire Ordinary shares or other securities of the Company, or other similar corporate transaction or event (including, without limitation, a Change in Control) that affects the Ordinary shares, or (b) unusual or nonrecurring events (including, without limitation, a Change in Control) affecting the Company, any Affiliate, or the financial statements of the Company or any Affiliate, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, such that in either case an adjustment is determined by the Committee in its sole discretion to be necessary or appropriate, then the Committee shall make any such adjustments that are equitable, including without limitation any or all of the following:

(i) adjusting any or all of (A) the number of Ordinary shares or other securities of the Company (or number and kind of other securities or other property) that may be delivered in respect of Awards or with respect to which Awards may be granted under this Plan (including, without limitation, adjusting any or all of the limitations under Section 5 of this Plan) and (B) the terms of any outstanding Award, including, without limitation, (1) the number of Ordinary shares or other securities of the Company (or number and kind of other securities or other property) subject to outstanding Awards or to which outstanding Awards relate, (2) the Exercise Price or Strike Price with respect to any Award or (3) any applicable performance measures (including, without limitation, Performance Criteria and Performance Goals);

(ii) providing for a substitution or assumption of Awards, accelerating the exercisability of, lapse of restrictions on, or termination of, Awards or providing for a period of time for exercise prior to the occurrence of such event; and

(iii) subject to the requirements of Section 409A of the Code, canceling any one or more outstanding Awards and causing to be paid to the holders thereof, in cash, Ordinary shares, other securities or other property, or any combination thereof, the value of such Awards, if any, as determined by the Committee (which if applicable may be based upon the price per Ordinary share received or to be received by other shareholders of the Company in such event), including without limitation, in the case of an outstanding Option or SAR, a cash payment in an amount equal to the excess, if any, of the fair market value (as of a date specified by the Committee) of the Ordinary shares subject to such Option or SAR over the aggregate Exercise Price or Strike Price of such Option or SAR, respectively (it being understood that, in such event, any Option or SAR having a per share Exercise Price or Strike Price equal to, or in excess of, the fair market value of an Ordinary share subject thereto may be canceled and terminated without any payment or consideration therefor);

provided, however, that in the case of any “equity restructuring” (within the meaning of the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004) or ASC Topic 718, or any successor thereto), the Committee shall make an equitable or proportionate adjustment to outstanding Awards to reflect such equity restructuring. Any adjustment in Incentive Stock Options under this Section 12 (other than any cancellation of Incentive Stock Options) shall be made only to the extent not constituting a “modification” within the meaning of Section 424(h)(3) of the Code, and any adjustments under this Section 12 shall be made in a manner that does not adversely affect the exemption provided pursuant to Rule 16b-3 under the Exchange Act. The Company shall give each Participant notice of an adjustment hereunder and, upon notice, such adjustment shall be conclusive and binding for all purposes.

13. Effect of Change in Control. Except to the extent otherwise provided in an Award agreement or as determined by the Committee in its sole discretion, in the event of a Change in Control, notwithstanding any provision of this Plan to the contrary, with respect to all or any portion of a particular outstanding Award or Awards:

(a) all of the then outstanding Options and SARs may immediately vest and may become immediately exercisable as of a time prior to the Change in Control;

(b) the Restricted Period may expire as of a time prior to the Change in Control (including without limitation a waiver of any applicable Performance Goals);

(c) Performance Periods in effect on the date the Change in Control occurs may end on such date, and the Committee (i) shall determine the extent to which Performance Goals with respect to each such Performance Period have been met based upon such audited or unaudited financial information or other information then available as it deems relevant and (ii) may cause the Participant to receive partial or full payment of Awards for each such Performance Period based upon the Committee’s determination of the degree of attainment of the Performance Goals, or assuming that the applicable “target” levels of performance have been attained or on such other basis determined by the Committee.

To the extent practicable, any actions taken by the Committee under the immediately preceding clauses (a) through (c) shall occur in a manner and at a time which allows affected Participants the ability to participate in the Change in Control transactions with respect to the Ordinary shares subject to their Awards. In the event no action is taken by the Committee to allow for the changes set forth in immediately preceding clauses (a) through (c), then no changes to the Award shall be effected.

14. Amendments and Termination.

(a) Amendment and Termination of this Plan. The Board may amend, alter, suspend, discontinue, or terminate this Plan or any portion thereof at any time; provided, that (i) no amendment to the definition of Eligible Employee in Section 2, Section 5(i), Section 11(c) or Section 14(b) (to the extent required by the proviso in such Section 14(b)) shall be made without shareholder approval and (ii) no such amendment, alteration, suspension, discontinuation or termination shall be made without shareholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to this Plan (including, without limitation, as necessary to comply with any rules or requirements of any securities exchange or inter-dealer quotation system on which the Ordinary shares may be listed or quoted or to prevent the Company from being denied a tax deduction under Section 162(m) of the Code); and, provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the prior written consent of the affected Participant, holder or beneficiary.

(b) Amendment of Award Agreements. The Committee may, to the extent consistent with the terms of any applicable Award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted or the associated Award agreement, prospectively or retroactively; provided, however that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any Participant with respect to any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant; and, provided, further, that without shareholder approval, except as otherwise permitted under Section 12 of this Plan, (i) no amendment or modification may reduce the Exercise Price of any Option or the Strike Price of any SAR, (ii) the Committee may not cancel any outstanding Option or SAR and replace it with a new Option or SAR, another Award or cash or take any action that would have the effect of treating such Award as a new Award for tax or accounting purposes and (iii) the Committee may not take any other action that is considered a “repricing” for purposes of the shareholder approval rules of the applicable securities exchange or inter-dealer quotation system on which the Ordinary shares are listed or quoted.

15. General.

(a) Award Agreements. Each Award under this Plan shall be evidenced by an Award agreement, which shall be delivered to the Participant (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)) and shall specify the terms and conditions of the Award and any rules applicable thereto, including without limitation, the effect on such Award of the death, Disability or termination of employment or service of a Participant, or of such other events as may be determined by the Committee. The Company’s failure to specify any term of any Award in any particular Award agreement shall not invalidate such term, provided such terms was duly adopted by the Board or the Committee.

(b) Nontransferability; Trading Restrictions.

(i) Each Award shall be exercisable only by a Participant during the Participant’s lifetime, or, if permissible under applicable law, by the Participant’s legal guardian or representative. No Award may be assigned, alienated, pledged, charged, attached, sold or otherwise transferred or encumbered by a Participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, charge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or an Affiliate; provided that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, charge, attachment, sale, transfer or encumbrance.

(ii) Notwithstanding the foregoing, the Committee may, in its sole discretion, permit Awards (other than Incentive Stock Options) to be transferred by a Participant, with or without consideration, subject to such rules as the Committee may adopt consistent with any applicable Award agreement to preserve the purposes of this Plan, to: (A) any person who is a “family member” of the Participant, as such term is used in the instructions to Form S-8 under the Securities Act (collectively, the “Immediate Family Members”); (B) a trust solely for the benefit of the Participant and his or her Immediate Family Members; or (C) a partnership or limited liability company whose only partners or stockholders, shareholders are the Participant and his or her Immediate Family Members; or (D) any other transferee as may be approved either (I) by the Board or the Committee in its sole discretion, or (II) as provided in the applicable Award agreement (each transferee described in clauses (A), (B) (C) and (D) above is hereinafter referred to as a “Permitted Transferee”); provided, that the Participant gives the Committee advance written notice describing the terms and conditions of the proposed transfer and the Committee notifies the Participant in writing that such a transfer would comply with the requirements of this Plan.

(i) The terms of any Award transferred in accordance with the immediately preceding sentence shall apply to the Permitted Transferee and any reference in this Plan, or in any applicable Award agreement, to a Participant shall be deemed to refer to the Permitted Transferee, except that (A) Permitted Transferees shall not be entitled to transfer any Award, other than by will or the laws of descent and distribution; (B) Permitted Transferees shall not be entitled to exercise any transferred Option unless there shall be in effect a registration statement on an appropriate form covering the Ordinary shares to be acquired pursuant to the exercise of such Option if the Committee determines, consistent with any applicable Award agreement, that such a registration statement is necessary or appropriate; (C) the Committee or the Company shall not be required to provide any notice to a Permitted Transferee, whether or not such notice is or would otherwise have been required to be given to the Participant under this Plan or otherwise; and (D) the consequences of the termination of the Participant’s employment by, or services to, the Company or an Affiliate under the terms of this Plan and the applicable Award agreement shall continue to be applied with respect to the Participant, including, without limitation, that an Option shall be exercisable by the Permitted Transferee only to the extent, and for the periods, specified in this Plan and the applicable Award agreement.

(iii) The Committee shall have the right, either on an Award-by-Award basis or as a matter of policy for all Awards or one or more classes of Awards, to condition the delivery of vested Ordinary shares received in connection with such Award on the Participant’s agreement to such restrictions as the Committee may determine.

(c) Tax Withholding.

(i) A Participant shall be required to pay to the Company or any Affiliate, or the Company or any Affiliate shall have the right and is hereby authorized to withhold, from any cash, Ordinary shares1, other securities or other property deliverable under any Award or from any compensation or other amounts owing to a Participant, the amount (in cash, Ordinary shares, other securities or other property) of any required withholding taxes in respect of an Award, its exercise, or any payment or transfer under an Award or under this Plan and to take such other action as may be necessary in the opinion of the Committee or the Company to satisfy all obligations for the payment of such withholding and taxes.

(ii) Without limiting the generality of clause (i) above, the Committee may, in its sole discretion, permit a Participant to satisfy, in whole or in part, the foregoing withholding liability by (A) the delivery of Ordinary Shares (which are not subject to any pledge, charge or other security interest and are Mature Shares) owned by the Participant having a fair market value equal to such withholding liability or (B) having the Company withhold from the number of Ordinary shares otherwise issuable or deliverable pursuant to the exercise or settlement of the Award a number of shares with a fair market value equal to such withholding liability (but no more than the minimum required statutory withholding liability).

(d) No Claim to Awards; No Rights to Continued Employment; Waiver. No employee of the Company or an Affiliate, or other person, shall have any claim or right to be granted an Award under this Plan or, having been selected for the grant of an Award, to be selected for a grant of any other Award. There is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee’s determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated. Neither this Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained in the employ or service of the Company or an Affiliate, nor shall it be construed as giving any Participant any rights to continued service on the Board. The Company or any of its Affiliates may at any time dismiss a Participant from employment or discontinue any consulting relationship, free from any liability or any claim under this Plan, unless otherwise expressly provided in this Plan or any Award agreement. By accepting an Award under this Plan, a Participant shall thereby be deemed to have waived any claim to continued exercise or vesting of an Award or to damages or severance entitlement related to non-continuation of the Award beyond the period provided under this Plan or any Award agreement, notwithstanding any provision to the contrary in any written employment contract or other agreement between the Company and its Affiliates and the Participant, whether any such agreement is executed before, on or after the Date of Grant.

(e) International Participants. With respect to Participants who reside or work outside of the United States of America and who are not (and who are not expected to be) “covered employees” within the meaning of Section 162(m) of the Code, the Committee may in its sole discretion amend the terms of this Plan or outstanding Awards (or establish a sub-plan) with respect to such Participants in order to conform such terms with the requirements of local law or to obtain more favorable tax or other treatment for a Participant, the Company or its Affiliates.

(f) Designation and Change of Beneficiary. Each Participant may file with the Committee a written designation of one or more persons as the beneficiary(ies) who shall be entitled to receive the amounts payable with respect to an Award, if any, due under this Plan upon his or her death. A Participant may, from time to time, revoke or change his or her beneficiary designation without the consent of any prior beneficiary by filing a new designation with the Committee. The last such designation filed with the Committee shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Committee prior to the Participant’s death, and in no event shall it be effective as of a date prior to such receipt. If no beneficiary designation is filed by a Participant, the beneficiary shall be deemed to be his or her spouse or, if the Participant is unmarried at the time of death, his or her estate. Upon the occurrence of a Participant’s divorce (as evidenced by a final order or decree of divorce), any spousal designation previously given by such Participant shall automatically terminate.

(g) Termination of Employment/Service. Unless determined otherwise by the Committee at any point following such event: (i) neither a temporary absence from employment or service due to illness, vacation or leave of absence nor a transfer from employment or service with the Company to employment or service with an Affiliate (or vice-versa) shall be considered a termination of employment or service with the Company or an Affiliate; and (ii) if a Participant’s employment with the Company and its Affiliates terminates, but such Participant continues to provide services to the Company and its Affiliates in a non-employee capacity (or vice-versa), such change in status shall not be considered a termination of employment with the Company or an Affiliate.

(h) No Rights as a Shareholder. Except as otherwise specifically provided in this Plan or any Award agreement, no person shall be entitled to the privileges of ownership in respect of Ordinary shares that are subject to Awards hereunder until such shares have been issued or delivered to that person.

(i) Government and Other Regulations.

(i) The obligation of the Company to settle Awards in Ordinary shares or other consideration shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any Ordinary shares pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act with the Securities and Exchange Commission or unless the Company has received an opinion of counsel, satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale under the Securities Act any of the Ordinary shares to be offered or sold under this Plan. The Committee shall have the authority to provide that all certificates for Ordinary shares or other securities of the Company or any Affiliate delivered under this Plan shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under this Plan, the applicable Award agreement, the federal securities laws, or the rules, regulations and other requirements of the Securities and Exchange Commission, any securities exchange or inter-dealer quotation system upon which such shares or other securities are then listed or quoted and any other applicable federal, state, local or non-U.S. laws, and, without limiting the generality of Section 9 of this Plan, the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions. Notwithstanding any provision in this Plan to the contrary, the Committee reserves the right to add any additional terms or provisions to any Award granted under this Plan that it in its sole discretion deems necessary or advisable in order that such Award complies with the legal requirements of any governmental entity to whose jurisdiction the Award is subject.

(ii) The Committee may cancel an Award or any portion thereof if it determines, in its sole discretion, that legal or contractual restrictions and/or blockage and/or other market considerations would make the Company’s acquisition of Ordinary shares from the public markets, the Company’s issuance of Ordinary shares to the Participant, the Participant’s acquisition of Ordinary shares from the Company and/or the Participant’s sale of Ordinary shares to the public markets, illegal, impracticable or inadvisable. If the Committee determines to cancel all or any portion of an Award in accordance with the foregoing, unless doing so would violate Section 409A of the Code, the Company shall pay to the Participant an amount equal to the excess of (A) the aggregate fair market value of the Ordinary shares subject to such Award or portion thereof canceled (determined as of the applicable exercise date, or the date that the shares would have been vested or delivered, as applicable), over (B) the aggregate Exercise Price or Strike Price (in the case of an Option or SAR, respectively) or any amount payable as a condition of delivery of Ordinary shares (in the case of any other Award). Such amount shall be delivered to the Participant as soon as practicable following the cancellation of such Award or portion thereof. The Committee shall have the discretion to consider and take action to mitigate the tax consequence to the Participant in cancelling an Award in accordance with this clause.

(j) Payments to Persons Other Than Participants. If the Committee shall find that any person to whom any amount is payable under this Plan is unable to care for his affairs because of illness or accident, or is a minor, or has died, then any payment due to such person or his estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to his spouse, child, relative, an institution maintaining or having custody of such person, or any other person deemed by the Committee to be a proper recipient on behalf of such person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(k) Nonexclusivity of this Plan. Neither the adoption of this Plan by the Board nor the submission of this Plan to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock or share options or other equity-based awards otherwise than under this Plan, and such arrangements may be either applicable generally or only in specific cases.

(l) No Trust or Fund Created. Neither this Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate, on the one hand, and a Participant or other person or entity, on the other hand. No provision of this Plan or any Award shall require the Company, for the purpose of satisfying any obligations under this Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under this Plan other than as general unsecured creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other employees under general law.

(m) Reliance on Reports. Each member of the Committee and each member of the Board shall be fully justified in acting or failing to act, as the case may be, and shall not be liable for having so acted or failed to act in good faith, in reliance upon any report made by the independent public accountant of the Company and its Affiliates and/or any other information furnished in connection with this Plan by any agent of the Company or the Committee or the Board, other than himself.

(n) Relationship to Other Benefits. No payment under this Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance or other benefit plan of the Company except as otherwise specifically provided in such other plan.

(o) Governing Law. The Plan shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to the conflict of laws provisions.

(p) Severability. If any provision of this Plan or any Award or Award agreement is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any person or entity or Award, or would disqualify this Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws in the manner that most closely reflects the original intent of the Award or the Plan, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of this Plan or the Award, such provision shall be construed or deemed stricken as to such jurisdiction, person or entity or Award and the remainder of this Plan and any such Award shall remain in full force and effect.

(q) Obligations Binding on Successors. The obligations of the Company under this Plan shall be binding upon any successor corporation, company or organization resulting from the merger, amalgamation, consolidation or other reorganization of the Company, or upon any successor corporation, company or organization succeeding to substantially all of the assets and business of the Company.

(r) Code Section 162(m) Approval. If so determined by the Committee, the provisions of this Plan regarding Performance Compensation Awards shall be disclosed and reapproved by shareholders no later than the first general meeting that occurs in the fifth year following the year in which shareholders previously approved such provisions, in each case in order for certain Awards granted after such time to be exempt from the deduction limitations of Section 162(m) of the Code. Nothing in this clause, however, shall affect the validity of Awards granted after such time if such shareholder approval has not been obtained.

(s) Expenses; Gender; Titles and Headings. The expenses of administering this Plan shall be borne by the Company and its Affiliates. Masculine pronouns and other words of masculine gender shall refer to both men and women. The titles and headings of the sections in this Plan are for convenience of reference only, and in the event of any conflict, the text of this Plan, rather than such titles or headings shall control.

(t) Other Agreements. Notwithstanding the above, the Committee may require, as a condition to the grant of and/or the receipt of Ordinary shares under an Award, that the Participant execute lock-up, shareholder or other agreements, as it may determine in its sole and absolute discretion.

(u) Section 409A. The Plan and all Awards granted hereunder are intended to comply with, or otherwise be exempt from, the requirements of Section 409A of the Code. The Plan and all Awards granted under this Plan shall be administered, interpreted, and construed in a manner consistent with Section 409A of the Code to the extent necessary to avoid the imposition of additional taxes under Section 409A(a)(1)(B) of the Code. Notwithstanding anything in this Plan to the contrary, in no event shall the Committee exercise its discretion to accelerate the payment or settlement of an Award where such payment or settlement constitutes deferred compensation within the meaning of Section 409A of the Code unless, and solely to the extent that, such accelerated payment or settlement is permissible under Section 1.409A-3(j)(4) of the Treasury Regulations. If a Participant is a “specified employee” (within the meaning of Section 1.409A-1(i) of the Treasury Regulations) at any time during the twelve (12)-month period ending on the date of his termination of employment, and any Award hereunder subject to the requirements of Section 409A of the Code is to be satisfied on account of the Participant’s termination of employment, satisfaction of such Award shall be suspended until the date that is six (6) months after the date of such termination of employment.

(v) Payments. Participants shall be required to pay, to the extent required by applicable law, any amounts required to receive Ordinary shares under any Award made under this Plan.

(w) Interpretation in this Plan:

i.	any forfeiture of Shares described herein will take effect as a surrender of shares for no consideration of such Shares as a matter of Cayman Islands law;

ii.	any share dividends described herein will take effect as share capitalizations as a matter of Cayman Islands law;

iii.	any share splits described herein will take effect as share sub-divisions as a matter of Cayman Islands law;

iv.	the allotment and issuance of Shares pursuant to the terms of this Plan following the exercise of an Option or Award shall be subject to the Amended and Restated Memorandum and Articles of Association of the Company; and

v.	as a matter of Cayman Islands law, Shares shall not in fact be legally issued, transferred, redeemed, repurchased or forfeited until the time at which the appropriate entries are made in Register of Members of the Company (the Register of Members being prima facie evidence of legal title to shares).